Exhibit 99.1

Notice of Annual Meeting of Shareholders

and Management Information Circular

March 18, 2025

To be held virtually on Wednesday, May 7, 2025

12:00 p.m. (Toronto time)

SPROTT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of Sprott Inc. (the “Corporation”) will be held at 12:00 p.m. (Toronto time) on Wednesday, May 7, 2025 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2024 together with the auditors’ report thereon (the “Annual Financial Statements”);

2.	to elect the directors for the ensuing year to hold office until the close of the next annual meeting of shareholders of the Corporation;

3.	to re-appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

4.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

This year, we will again hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote their shares at the Meeting online at https://virtual-meetings.tsxtrust.com/en/1755 (password: sprott2025). Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote or submit questions at the Meeting. Please refer to the voting instructions provided in the “Voting of Shares” section of the accompanying Management Information Circular (the “Circular”).

Particulars of the foregoing matters are set forth in the Circular. For the Meeting, the Corporation has elected to use the notice- and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, Annual Financial Statements and accompanying management’s discussion and analysis (“Annual MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive a form of proxy or voting instruction form, as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, Annual Financial Statements, Annual MD&A and other relevant materials are available on the Corporation’s website at https://www.sprott.com/investor-relations/2025-agm, for a minimum of one year, and under the Corporation’s profile on the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov and on the System for Electronic Document Analysis and Retrieval at www.sedarplus.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; or by e-mail at tsxtis@tmx.com. In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by TSX Trust Company by April 28, 2025. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is March 18, 2025 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a shareholder and you are not able to attend the Meeting, please carefully follow the instructions on the form of proxy or voting instruction form. Your form of proxy should be sent in sufficient time so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays in the Province of Ontario). Shareholders that hold their common shares with a financial intermediary will receive a voting instruction form in order to instruct their intermediary how to vote on their behalf. Only shareholders of record as at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment thereof. The Circular includes important information about the Meeting and the voting process. Please read it carefully and remember to vote.

Questions

If you have any questions about the information contained in this Circular or need assistance in completing your form of proxy or voting instruction form, please contact your professional advisors or you may contact Glen Williams, Managing Partner, Investor and Institutional Client Relations, Head of Corporate Communications at 416-943-4394 or email ir@sprott.com.

Dated at Toronto, Ontario as of March 18, 2025.

BY ORDER OF THE BOARD
(signed) “Ron Dewhurst”
Ron Dewhurst
Chair of the Board

TABLE OF CONTENTS

PROXY INSTRUCTIONS	1
MANNER IN WHICH PROXIES WILL BE VOTED	3
VOTING BY BENEFICIAL SHAREHOLDERS	4
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
1. Financial Statements	5
2. Election of Directors	5
3. Appointment of Auditors	14
CORPORATE GOVERNANCE	14
BOARD MEETING AND COMPENSATION	21
EXECUTIVE COMPENSATION	25
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	45
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	45
SHAREHOLDER AND OTHER STAKEHOLDER ENGAGEMENT	46
ADDITIONAL INFORMATION	47
2024 VOTING RESULTS	47
BOARD APPROVAL	47
SCHEDULE “A” - MANDATE OF THE BOARD OF DIRECTORS	A-1

SPROTT INC.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Circular”) is as of March 18, 2025.

In this Circular, unless otherwise indicated, all dollar amounts are expressed in United States dollars. References to “$” are to United States dollars and references to “CAD$” are to Canadian dollars.

PROXY INSTRUCTIONS

This Circular is furnished in connection with the solicitation of proxies by the management of Sprott Inc. (the “Corporation”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, May 7, 2025 at 12:00 p.m. (Toronto time) and at any adjournment(s) or postponement(s) thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).

Virtual Only Format

This year, we will again hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/en/1755 (password: sprott2025). Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote at the Meeting. It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below). Proxies may also be solicited personally by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

Notice-and-Access

The Corporation has elected to use the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Meeting materials to its shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of shareholders online. The Corporation believes this environmentally friendly process will provide shareholders with a convenient way to access the Meeting materials, while allowing the Corporation to lower the costs associated with printing and distributing the Meeting materials. The Meeting materials have been posted on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com under the Corporation’s profile, and on the Corporation’s website at https://www.sprott.com/investor- relations/2025-agm.

Although the Corporation has elected to use the Notice-and-Access Provisions, both registered shareholders and non-registered shareholders or beneficial holders (“Non-Registered Holders”) will receive a package that will include either a form of proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a shareholder holds their common shares of the Corporation (the “Common Shares”) through multiple Intermediaries (as defined below), or if a shareholder is both a registered shareholder and a Non-Registered Holder for different shareholdings.

Should a shareholder receive multiple packages, a shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

Voting of Shares

Before the Meeting, shareholders of record as of the close of business on March 18, 2025 may vote by completing the form of proxy (registered shareholders) or voting instruction form (non-registered shareholders). Voting by proxy or voting instruction form can be completed via the Internet, or by mail in accordance with the instructions provided in the form of proxy and/or voting instruction form. Non-registered shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their shares are voted at the Meeting.

To be valid, proxies must be submitted to TSX Trust Company so that they arrive no later than 12:00 p.m. (Toronto time) on May 5, 2025 or, if the Meeting is adjourned or postponed, proxies must be deposited by not less than 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time set for any reconvened meeting at which the proxy or instructions are to be used.

Holders of the Common Shares may vote on all matters to come before them at the Meeting or you can appoint someone to attend the Meeting and vote your Common Shares for you (called voting by proxy). Holders of Common Shares or duly appointed proxyholders can access the Meeting online by visiting https://virtual-meetings.tsxtrust.com/en/1755 (password: sprott2025). To participate in the Meeting, you will require the control number included on your form of proxy or on the instructions that accompany your proxy materials. Holders of Common Shares or duly appointed proxyholders may vote electronically during the Meeting. However, the Corporation recommends that you vote your Common Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting. Voting by proxy can be completed electronically, or by returning the proxy card or voting instruction form. If you are attending the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 12:00 p.m. (Toronto time) on May 7, 2025, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting. You should allow ample time for the online check-in procedures.

The form of proxy or voting instruction form forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be:

a.	voted FOR or WITHHELD from voting for the directors named in this Circular; and

b.	voted FOR or WITHHELD from voting for the re-appointment of auditors and authorizing the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement.

The proxy must be signed by the holder of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.

Appointing a Proxyholder

The persons named in the form of proxy are officers of the Corporation and represent management. Each shareholder has the right to appoint a person other than the persons named in the form of proxy, who need not be a shareholder, to attend and act for him, her or it and on his, her or its behalf at the Meeting.

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form as proxyholder. This information also applies to Non-Registered Holders who wish to appoint themselves as proxyholders to be able to vote at the Meeting. Failure to register as the proxyholder will result in the proxyholder attending the Meeting as a guest and not being able to vote on the matters before the Meeting.

Shareholders who wish to appoint themselves or a third party proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder by following the instructions provided by their financial intermediary.

Shareholders who have appointed someone to be in attendance at the meeting need to complete the Request for Control Number form located at https://tsxtrust.com/resource/en/75 and email this form in advance of proxy cut-off (i.e., 12:00 p.m. (Toronto time) May 5, 2025) to tsxtrustproxyvoting@tmx.com. TSX Trust Company will then email the appointee a unique control number that can be used to log into the meeting.

Shareholders may choose to direct how their appointees shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless shareholders instruct otherwise, a third party proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the form of proxy or the Circular.

Revocation of Proxies

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to the vote on the resolution. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

Non-Registered Holders should contact their Intermediary through which they hold their Common Shares and obtain instructions regarding the procedure for revocation of any voting or proxyholder instructions that he, she or it has previously provided to their Intermediary. Revocations must be deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of such direction, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As at the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their Common Shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non- Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners (“OBOs”).

The Corporation is not sending the Printed Materials directly to NOBOs in connection with the Meeting but rather has delivered copies of the Printed Materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Corporation has delivered copies of the Printed Materials to the clearing agencies and Intermediaries for distribution to OBOs. The Corporation intends to pay for Intermediaries to deliver the Printed Materials and Form 54-101F7 - Request for Voting Instructions made by Intermediary to Non-Registered Holders.

In many cases, Common Shares which are beneficially owned by a non-registered shareholder are registered in the name of a financial intermediary. Non-Registered Holders are able to vote at the Meeting by following the steps to appoint themselves as a proxyholder for the shares they hold in non-registered form. Non-Registered Holders that do not appoint themselves or someone else may also attend the Meeting.

Registered and Non-Registered Holders should carefully follow the instructions on the form of proxy and voting instruction form, including those regarding when and where the form of proxy or voting instruction form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 25,801,644 Common Shares were issued and outstanding as of the Record Date (as defined below).

The close of business on March 18, 2025 has been fixed as the record date (the “Record Date”) for the determination of shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof. The Corporation will prepare, or cause to be prepared, a list of shareholders (“Shareholders List”) entitled to receive notice of the Meeting not later than 10 days after the Record Date. At the Meeting, the holders of Common Shares shown on the Shareholders List will be entitled to one vote per Common Share shown opposite their names on the Shareholders List.

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the Meeting and for the adjournment of the Meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any Meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of the issued and outstanding Common Shares for the time being enjoying voting rights at such Meeting.

As of the date hereof, there are no persons or companies known by the Corporation to own beneficially, or control or direct, directly or indirectly, more than 10% of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2024, together with the auditors’ report thereon and the annual management’s discussion and analysis, will be presented to the shareholders at the Meeting for their consideration.

2.	Election of Directors

The Articles of the Corporation provide that the Board shall consist of a minimum of one and a maximum of ten directors. The Board has the authority to fix the number of directors within these limits. The Board has set the number of directors for election at the Meeting at seven. Each nominee for election as a director is currently a director of the Corporation. The term of each of the Corporation’s present directors expires at the Meeting and each director elected at the Meeting will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s by-laws or governing legislation.

The persons named in the form of proxy intend to vote “for” the election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any of the nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy reserve the right to vote for another nominee in their discretion.

Shareholders can vote or withhold from voting on the election of each director on an individual basis. The Board has adopted a policy which requires voting with respect to the election of directors at any meeting of shareholders to be by individual nominee as opposed to by slate of directors, that is, shareholders will be asked to vote in favour of, or withhold from voting, separately for each nominee. See “Corporate Governance - Director Majority Voting Policy” below for information about this policy.

Nominees

The following table sets out key information about our director nominees:

Ronald Dewhurst

Age: 72

Victoria, Australia

Director since: 2017

Independent

Key Skills

✓	Financial Acumen

✓	Leadership

✓	Strategic Planning

✓	Organizational Management

Key Experience

✓	Board of Directors

✓	Compensation Committee

✓	Governance/Nominating Committee

✓	Asset Management Industry

✓	Executive

✓	Private Client/Wealth

✓	US, Australia and Europe

Ron Dewhurst is the Chair of the Board of the Corporation and has spent 40 years spread across the investment banking and asset management industries. He has lived approximately half of his career outside his native Australia working in Hong Kong, the United Kingdom and the U.S. Mr. Dewhurst has held leadership roles as Chief Executive Officer of Australian Investment Bank ANZ McCaughan Ltd., Managing Director of Australian asset manager IOOF Holdings Ltd., Head of Americas for J.P. Morgan Asset Management, and Executive Vice President and Head of Global Investment Managers for Legg Mason Inc. based in the U.S. Over the years, Mr. Dewhurst has held a number of board roles including Australian United Investment Company, IOOF Holdings Ltd., Orchard Petroleum Ltd., Rhinomed Ltd., One Vue Holdings, The National Gallery of Victoria and The Breast Cancer Network of Australia.

Board & Committee Membership	2024 Meeting Attendance

Board	4 of 4

Compensation Committee	4 of 4

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	91.842%

Equity Ownership Interest as of February 28, 2025(1)

Common Shares	Nil

DSUs(2)	11,573

Total Value of Securities Held(3)	$492,084

Director Share Ownership Requirement(4)	✓

Other Current Public Issuer Directorships

Rhinomed Ltd., a medical technology company (ASX)	Since 2014

Graham Birch

Age: 64

Dorset, UK

Director since: 2019

Independent

Key Skills

✓	Financial Acumen

✓	Corporate sustainability

Key Experience

✓	Board of Directors

✓	Audit Committee

✓	Asset Management Industry

✓	Portfolio Management

✓	ETFs/Closed End Funds/Mutual Funds

✓	Europe

Dr. Graham Birch is a corporate director and has spent over 35 years in the mining equity industries, including roles at Panmure Gordon, Kleinwort Benson Securities, Ord Minnett and Mercury Asset Management. Dr. Birch was the Managing Director and Head of the Natural Resources Investment Team at BlackRock in London until 2010. In addition, he has been a non-executive director at ETF Securities and Hochschild Mining plc. Dr. Birch has a PhD in Mining Geology from the Royal School of Mines, Imperial College London.

Board & Committee Membership	2024 Meeting Attendance

Board	4 of 4

Audit Committee	4 of 4

GSN committee	2 of 2

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	99.208%

Equity Ownership Interest as of February 28, 2025(1)

Common Shares	Nil

DSUs(2)	12,553

Total Value of Securities Held(3)	$533,754

Director Share Ownership Requirement(4)	✓

Other Current Public Issuer Directorships

None

Dinaz Dadyburjor

Age: 56

Ontario, Canada

Director since: 2024

Independent

Key Skills

✓	Financial Acumen

✓	Leadership

✓	Organizational management

✓	Risk Management

✓	Corporate sustainability

Key Experience

✓	Audit Committee

✓	Governance/Nominating Committee

✓	Asset Management Industry

✓	Executive

✓	Operations

✓	Private Debt/Equity

✓	Private Client/Wealth

✓	Canada and US

Dinaz Dadyburjor is a senior executive with 30 years of experience in the asset management industry. She is a seasoned business leader working for large global organizations across multiple business functions including finance, investment fund operations, risk management and governance. Most recently, Ms. Dadyburjor was a Managing Partner at Brookfield Asset Management where she had various global leadership roles in finance, investment fund operations, client service, risk management and corporate sustainability. Prior to that, she was a senior executive at Mackenzie Financial (now part of IGM) overseeing fund finance, operations and technology. Ms. Dadyburjor has extensive experience with corporate boards as a member of management and with non-profit boards as board and audit committee member. Ms. Dadyburjor is a CPA, CA and holds a Bachelor of Business Administration Degree from the University of Miami.

Board & Committee Membership	2024 Meeting Attendance

Board	2 of 2

Audit Committee	2 of 2

GSN committee	2 of 2

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	93.729%

Equity Ownership Interest as of February 28, 2025(1)

Common Shares	Nil

DSUs(2)	521

Total Value of Securities Held(3)	$22,153

Director Equity Ownership Requirement(4)	✓ (5)

Other Current Public Issuer Directorships

None

Barbara Connolly Keady

Age: 62

Connecticut, United States

Director since: 2021

Independent

Key Skills

✓	Financial Acumen

✓	Leadership

✓	Marketing

✓	Corporate sustainability

Key Experience

✓	Board of Directors

✓	Asset Management Industry

✓	Executive

✓	Sales/Marketing

✓	Private Client/Wealth

✓	US

Barbara Connolly Keady has over 15 years of finance and asset management industry experience and currently serves as Director of Marketing for Ceres Partners, a large agricultural asset manager in the United States. Previously she was a research analyst at Southport Management, a convertible bond hedge fund based in Connecticut. Prior to that, Ms. Keady worked as an associate in the Private Wealth Management group at Morgan Stanley. She started her career at Bankers Trust Company in their fixed income sales department. Ms. Connolly Keady received a B.S. from the McIntire School of Commerce at the University of Virginia and an MBA in Finance from Columbia University. She previously served as a Director on the board of Sprott Focus Trust (FUND) and was also a Director on the boards of the Sprott Gold Equity Fund, the Sprott Gold Miners ETF, and the Sprott Junior Gold Miners ETF.

Board & Committee Membership	2024 Meeting Attendance

Board	4 of 4

Audit Committee	4 of 4

GSN Committee	4 of 4

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	91.521%

Equity Ownership Interest as of February 28, 2025(1)

Common Shares	Nil

DSUs(2)	19,363

Total Value of Securities Held(3)	$823,315

Director Equity Ownership Requirement(4)	✓

Other Current Public Issuer Directorships

None

Judith W. O’Connell

Age: 60

Vermont, United States

Director since: 2023

Independent

Key Skills

✓	Financial Acumen

✓	Leadership

✓	Strategic Planning

✓	Marketing

✓	Organizational Management

Key Experience

✓	Board of Directors

✓	Compensation Committee

✓	Governance/Nominating Committee

✓	Asset Management Industry

✓	Executive

✓	Operations

✓	Sales/Marketing

✓	US

Judith O’Connell has over 33 years of financial services experience and is currently the Managing Partner and Chief Executive Officer of Champlain Investment Partners, LLC, a position she has held since September 17, 2004. She is also a member of the firm’s Operating Committee. Prior to founding Champlain in 2004, she was a Senior Vice President at NL Capital Management, Inc. where she directed client service, marketing, and operations for the firm’s institutional business. Before this, she was the Director of Mutual Funds/Intermediary Markets at Dresdner RCM Capital Management in San Francisco, California, where she had overall responsibility for business management, operations, marketing, sales, and product development functions for the mutual funds. Early in her career, she held management positions within investment operations, compliance, and treasury at The Boston Company. Ms. O’Connell graduated with a Bachelor of Science degree in Finance from the University of Massachusetts-Amherst and earned her Master of Business Administration from the Massachusetts Institute of Technology.

Board & Committee Membership	2024 Meeting Attendance

Board	4 of 4

GSN Committee	4 of 4

Compensation committee	4 of 4

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	92.246%

Equity Ownership Interest as of February 28, 2025(1)

Common Shares	Nil

DSUs(2)	6,517

Total Value of Securities Held(3)	$277,103

Director Equity Ownership Requirement(4)	✓ (5)

Other Current Public Issuer Directorships

None

Catherine Raw

Age: 43

Victoria, Australia

Director since: 2022

Independent

Key Skills

✓	Financial Acumen

✓	Leadership

✓	Strategic Planning

✓	Organizational Management

✓	Corporate sustainability

Key Experience

✓	Asset Management Industry

✓	Executive

✓	Operations

✓	Portfolio Management

✓	ETFs/Closed End Funds/Mutual Funds

✓	Canada, US, Australia and Europe

Catherine Raw has an extensive background in mining operations and finance, as well as asset management. She is currently Chief Development Officer of BHP. She was formerly MD of the Thermal business of London- listed power utility SSE plc and prior to that Chief Financial Officer of Barrick Gold Corporation as well as its Chief Operating Officer for North America. Prior to joining Barrick, Ms. Raw was co-manager of BlackRock’s flagship mining funds. Ms. Raw holds the Chartered Financial Analyst designation, an undergraduate degree in natural sciences from Cambridge University and an MSc in mineral project appraisal from Imperial College, London.

Board & Committee Membership	2024 Meeting Attendance

Board	4 of 4

Audit Committee	2 of 2

Compensation Committee	4 of 4

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	98.954%

Equity Ownership Interest as of February 28, 2025(1)

Common Shares	Nil

DSUs(2)	19,497

Total Value of Securities Held(3)	$829,012

Director Equity Ownership Requirement(4)	✓

Other Current Public Issuer Directorships

None

Whitney George

Age: 66

Connecticut, United States

Director since: 2022

Non-Independent

Key Skills

✓	Financial Acumen

✓	Leadership

✓	Strategic planning

✓	Marketing

✓	Organizational management

✓	Risk Management

Key Experience

✓	Board of Directors

✓	Compensation Committee

✓	Governance/Nomination Committee

✓	Asset management industry

✓	Executive

✓	Operations

✓	Sales/Marketing

✓	Portfolio management

✓	ETFs/Closed End Funds/Mutual Funds

✓	Private Client/Wealth

✓	US

Whitney George was named Chief Executive Officer of Sprott Inc. in 2022. He is also a Senior Portfolio Manager at Sprott Asset Management USA. Mr. George joined Sprott in 2015 and previously spent 23 years in senior roles at Royce & Associates LLC (“Royce”) in New York. He was Co-Chief Investment Officer of Royce from 2009 to 2013 and played a key role in the firm’s growth and evolution into a leading U.S. small-cap manager with peak assets of more than US$40 billion. At Sprott, Mr. George is also senior portfolio manager of Sprott Focus Trust (FUND), a closed-end equity investment fund that seeks to provide long-term growth of capital through a focused portfolio of value stocks of companies across all market capitalizations. Prior to joining Royce, Mr. George held positions with Dominick & Dominick, Inc., WR Lazard & Laidlaw, Inc., Laidlaw, Adams & Peck and Oppenheimer & Co. Inc. Whitney holds a bachelor’s degree from Trinity College.

Board & Committee Membership	2024 Meeting Attendance

Board	4 of 4

2024 Annual Meeting Results	Percentage of Votes Cast For Nominee

2024	99.168%

Equity Ownership Interest as of February 28, 2025(1)

Common shares	1,445,630

Total Value of Securities Held(3)	$61,468,188

Other Current Public Issuer Directorships

None

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from SEDI at www.sedi.ca.

(2)	For further information concerning the Corporation’s DSU Plan (as defined below), see “Director Meeting and Compensation - Deferred Share Unit Plan”.

(3)	Based on the February 28, 2025 New York Stock Exchange (“NYSE”) closing price of $42.52 per Common Share.

(4)	See page 22 for more information on the Corporation’s director share ownership requirements. Directors that are not officers or employees of the Corporation or its subsidiaries have until five years from the date they join the Board or December 31, 2025, whichever is later, to comply with director share ownership requirements.

(5)	Under the terms of the director share ownership policy, Ms. Dadyburjor and Ms. O’Connell are not yet required to have met the applicable threshold and therefore are considered to be in compliance with the director share ownership policy.

Except as noted above, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the Business Corporations Act (Ontario) (the “Act”) was paid or became payable in 2024.

3.	Appointment of Auditors

KPMG LLP was appointed as the Corporation’s auditors effective as of January 1, 2016. Management proposes to re-appoint KPMG LLP, located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5, as auditors of the Corporation and to authorize the Board to fix the auditors’ remuneration and terms of engagement.

In the absence of a contrary specification made in the form of proxy, the persons named in the form of proxy intend to vote “for” the re-appointment of KPMG LLP as auditors of the Corporation and to authorize the Board to fix their remuneration and terms of engagement.

At the Corporation’s 2024 annual and special meeting, over 98% of votes were cast in favour of KPMG LLP’s re-appointment as auditor.

CORPORATE GOVERNANCE

Board of Directors

The Board is currently comprised of seven directors, 86% of whom are independent directors. The following are the Corporation’s independent directors: Ronald Dewhurst, Graham Birch, Barbara Connolly Keady, Catherine Raw, Judith O’Connell and Dinaz Dadyburjor. The following director is not independent: Whitney George (who is CEO of the Corporation).

The Chair of the Board is Ronald Dewhurst, an independent director who has served on the Board since January 9, 2017 and as Chair since May 10, 2019. The Chair of the Board is responsible for overseeing the performance by the Board of its duties, communicating periodically with committee chairs regarding the activities of their respective committees, and ensuring the Board functions in a cohesive manner and providing the leadership essential to achieve this.

The Corporation conducts all Board matters and governance through the following three committees:

•	the Audit and Risk Management Committee (the “Audit Committee”);

•	the Governance, Sustainability and Nominating Committee (“GSN Committee”); and

•	the Compensation Committee.

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its three standing committees: the Audit Committee, the GSN Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.

Board Mandate

The Board has adopted a written mandate that acknowledges its responsibility for the stewardship of the business and affairs of the Corporation. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule “A”.

Position Descriptions

The Board is responsible for: (i) developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO of the Corporation, the CEO of the Corporation (which includes delineating management’s responsibilities); (ii) developing and approving the corporate goals and objectives that the CEO of the Corporation is responsible for meeting; and (iii) developing a description of the expectations and responsibilities of the Corporation’s directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

The Board has developed written position descriptions for the Chair, the lead director and the chair of each Board committee. In addition, the Board has developed a written position description for the CEO which delineates the role and responsibilities of such officer. The CEO is specifically charged with the responsibility of managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board.

Board Skills Matrix

At least annually, the Board assesses the level of experience each director has in the various skill areas listed, as well as the overall composition of the Board. This assessment allows for the Board to ensure it can provide appropriate and proper oversight and engage in effective decision-making, in each case with a view in particular to take into account the long-term strategy and ongoing business operations of the Corporation. The table below measures each director’s skill set using a scale of one to three. One represents competency in the related skill set, two represents a stronger proficiency and three represents expertise and it is a key skill of the relevant director.

	Ron Dewhurst	Graham Birch	Dinaz Dadyburjor	Barbara Keady	Judith O’Connell	Catherine Raw	Whitney George
General
Financial Acumen	3	3	3	3	3	3	3
Leadership	3	2	3	3	3	3	3
Strategic Planning	3	2	2	2	3	3	3
Marketing	2	2	2	3	3	2	3
Organizational Management	3	1	3	2	3	3	3
Risk Management	2	2	3	2	2	2	3
Legal / Regulatory	2	1	2	2	2	1	2
Information Technology	2	1	1	1	2	2	2
Corporate Sustainability	2	3	3	3	2	3	2
Board Experience
Board of Director Experience	3	3	2	3	3	2	3
Audit Committee Experience	2	3	3	2	2	2	2
Compensation Committee Experience	3	2	1	1	3	1	3
Governance / Nominating Experience	3	1	3	2	3	1	3
Asset Management
Industry Experience	3	3	3	3	3	3	3
Executive	3	1	3	3	3	3	3
Operations	2	1	3	2	3	3	3
Sales / Marketing	2	2	2	3	3	2	3
Portfolio Management	2	3	1	2	2	3	3
ETFs / Closed End Funds / Mutual Funds	2	3	2	2	2	3	3
Private Debt / Equity	2	1	3	1	1	2	2
Private Client / Wealth	3	1	3	3	2	1	3
Global Experience
Canada	2	1	3	2	1	3	2
US	3	1	3	3	3	3	3
Australia	3	2	1	1	1	3	1
Europe	3	3	2	1	2	3	1

Orientation and Continuing Education

The Board is responsible for: (i) ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and (ii) providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current. Each member of the Board is provided with copies of all of the mandates of the Board (and its committees) as well as all governance-related policies of the Corporation. In order to provide members of the Board with a more comprehensive understanding of the operations of the group, each senior portfolio manager and other senior executives are provided with an opportunity to present to the Board at a regularly scheduled meeting. Board members are also encouraged to contact the CEO, the CFO or the General Counsel of the Corporation should they have any specific questions or concerns.

All directors are encouraged to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters as part of the continuing education, in lieu of a formalized program. The Board periodically arranges training sessions on certain topics for the directors. In 2024, sessions included the following:

Topic	Presented By	Attended By
US and Canadian legal developments	Skadden, Arps Slate, Meagher and Flom LLP and Stikeman Elliott LLP	All directors
Cybersecurity	BDO	All directors
Corporate sustainability trends	Internal personnel	GSN Committee
Intangibles for accounting purposes	Internal personnel	Audit Committee

In addition, each current member of the Board is an experienced director who is aware of his or her responsibility to maintain the skill and knowledge necessary to meet his or her obligations as a director. Directors have the resources to engage outside consultants to review matters on which they feel they require independent advice.

Ethical Business Conduct

The Board has approved policies and procedures (collectively, the “Policies”) designed to ensure that the Corporation operates with the highest ethical and moral standards “best practices”, including the Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.sprott.com/investor-relations/ corporate-governance. The Board is ultimately responsible for the implementation and administration of the Code and has designated the General Counsel and Corporate Secretary as well as the CFO of the Corporation for the day-to-day implementation and administration of the Code. The Policies include: (i) a whistleblower policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with all applicable legal and regulatory requirements relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the Corporation and its shareholders; and (ii) an insider trading policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with, or do not violate, insider trading obligations or restrictions under applicable securities laws. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct. Sprott Asset Management LP (“SAM”), Sprott Asset Management USA Inc. (“SAM USA”) and Sprott Global Resource Investments, Ltd. (“SGRIL”) also have written policies and procedures that establish strict rules for professional conduct and management of conflicts of interest. Where a director or executive officer of the Corporation has a material interest in a transaction or agreement under consideration by the Corporation, such director or executive officer must declare his or her interest and, in the case of a director, recuse himself or herself from deliberations and voting on the matter in compliance with the Act.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. Diversity includes, but is not limited to, characteristics such as gender, geographical representation, education, ethnicity, race, nationality, culture, language, aboriginal or indigenous status, sexual orientation, family and marital status, age, disability, military veteran status and industry experience and expertise. See also “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below. The Board will also consider the advice and input of the GSN Committee.

The GSN Committee is responsible for establishing and recommending to the Board qualification criteria for the selection of new directors to serve on the Board and for implementing a procedure to reasonably identify, with as much advance notice as practicable, impending vacancies on the Board, so as to allow sufficient time for recruitment and introduction of proposed nominees to existing members of the Board. The GSN Committee works with the Chair of the Board to identify and recommend individuals qualified to become Board members, consistent with the Corporation’s Diversity Policy and criteria approved by the Board. See “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below for further details regarding the Corporation’s Diversity Policy. See “Corporate Governance - Governance, Sustainability and Nominating Committee” below for further details regarding the GSN Committee, including its members and responsibilities.

Advance Notice Requirement

The Corporation’s by-laws provide for advance notice of nominations of directors in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition to call a meeting of shareholders made pursuant to the provisions of the Act; or (b) a shareholder proposal made pursuant to the provisions of the Act (collectively, the “Advance Notice Requirement”).

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual and special meeting of shareholders, notice to the Corporation must be given not less than 30 days prior to the date of the annual and special meeting. In the event that the annual and special meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual and special meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual and special meeting), notice to the Corporation pursuant to the Advance Notice Requirement must be given not later than the close of business on the 15th day following the notice date. However, if the Corporation relies on the Notice-and-Access Provisions for the delivery of proxy-related materials for an annual general or special meeting and the initial public announcement is not less than 50 days before the date of the meeting, notice must be made not less than 40 days prior to the date of the meeting. The Board may, in its discretion, waive any requirement of the Advance Notice Requirement. A copy of the Corporation’s by-laws is available under its profile on EDGAR at www.sec.gov, on SEDAR+ at www.sedarplus.com, and on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance.

Director Majority Voting Policy

The Board has adopted a majority voting policy (the “Majority Voting Policy”) which provides that a nominee who does not receive the support of at least a majority of the votes cast at the meeting in his or her favour must immediately tender his or her resignation to the Chair of the Board for the consideration by the GSN Committee of the Board. The GSN Committee shall consider the resignation offer and shall recommend to the Board whether or not to accept it. Unless extenuating circumstances apply, the GSN Committee shall be expected to accept the resignation. The Board shall act on the GSN Committee’s recommendation within 90 days of the date of the shareholders’ meeting at which the election occurred. The Board shall be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board. Following the Board’s decision on the resignation, the Board will promptly disclose, by way of a press release, its decision (together with an explanation of the process by which the decision was made and, if applicable, the reason(s) for rejecting the tendered resignation). The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on the Corporation’s website at www.sprott.com/investor- relations/corporate-governance.

Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. These assessments consider, in the case of the Board or a committee thereof, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board. The Chair of the GSN Committee canvasses the directors individually for both self-assessment and assessment of the Board as a whole. Such findings are aggregated and reported to the GSN Committee and the Board, along with any recommendations which may arise.

In respect of 2024, the Corporation conducted internal board evaluations consisting primarily of a comprehensive written questionnaires addressing the effectiveness of the Board, the Chair, the committees and their respective chairs and individual directors (including a self-evaluation and peer review), and discussions between the Chair and each of the directors and select members of senior management focused on Board and committee performance and composition, as well as broader governance topics such as the Corporation’s historical and go-forward approach to governance.

Audit and Risk Management Committee

The Audit Committee is currently comprised of Graham Birch (Chair), Dinaz Dadyburjor and Barbara Connolly Keady. All members of the Audit Committee are independent and non-executive directors of the Corporation and meet the independence and financial literacy requirements under applicable Canadian and U.S. securities laws, as well as applicable stock exchange rules. See “Particulars of Matters to be Acted Upon - Election of Directors" for a biographical description of each member of the Audit Committee. It is anticipated that Mr. Birch will be re-appointed as Chair of the Audit Committee if he is elected a director and Ms. Keady and Ms. Dinaz Dadyburjor will be re-appointed as members of the Audit Committee if they are elected as directors.

The Audit Committee maintains responsibility for identification, monitoring and evaluation of: (a) all material transactions and material contracts entered into between (i) the Corporation or any subsidiary of the Corporation; and (ii) any subsidiary, director, executive officer, insider or related party of the Corporation, other than transactions in the ordinary course of business; (b) potential conflicts of interest; and (c) all “related party transactions” (as such term is defined in MI 61-101 – Protection of Minority Security Holders in Special Transactions) for potential conflicts of interest.

For further information regarding the Audit Committee, see the section entitled “Audit and Risk Management Committee Information” in the Corporation’s Annual Information Form for the financial year ended December 31, 2024 (the “AIF”) as well as Appendix A to the AIF (collectively, the “AIF Audit Committee Disclosure”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR+ at www.sedarplus.com and as part of the Corporation’s Form 40-F for the year ended December 31, 2024 which is available on EDGAR at www.sec.gov. The Corporation will, upon request at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Attention: Chief Financial Officer, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

Governance, Sustainability and Nominating Committee

GSN Committee is comprised of Barbara Connolly Keady (Chair), Dinaz Dadyburjor and Judith W. O’Connell, each of whom are independent directors within the meaning of applicable Canadian and U.S. securities laws, as well as applicable stock exchange rules. It is anticipated that Ms. Keady will be re-appointed Chair of the GSN Committee if she is elected a director and Ms. O’Connell and Ms. Dadyburjor will be re-appointed as members of the GSN Committee if they are elected as directors.

The overall purpose of the GSN Committee is to assist the Board: (i) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (ii) adopting policies and management systems related to the Corporation’s approach to sustainability that are relevant to its long-term viability, including those areas deemed to be material to the Corporation across a comprehensive set of corporate sustainability factors; and (iii) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation.

The GSN Committee responsibilities include reviewing the mandates of the Board and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; recommending new candidates for Board membership, making recommendations to the Board regarding the size and composition of the Board and qualification criteria for the selection of new Board members and ensuring that appropriate orientation and education programs are available for new Board members; reviewing annually the membership and chairs of all committees of the Board; and reviewing annually and recommending retainers and fees paid to Board members.

The GSN Committee is responsible for corporate sustainability matters. The GSN Committee provides quarterly sustainability updates to the Board, involving the tracking regulatory changes relating to climate change and sustainability standards, and sharing developments on SAM’s corporate sustainability diligence and monitoring for investments.

Sustainability responsibilities include periodically reviewing and recommending to the members of the Board for approval significant policies and management systems with respect to matters of sustainability that are relevant to the long-term viability of the Corporation, including those areas deemed to be material to the Corporation across a comprehensive set of corporate sustainability factors, overseeing the implementation of, and, as appropriate, recommending to the Board changes to, such policies and management systems; and monitoring the Corporation’s compliance with such policies and management system, overseeing the Corporation’s general strategy, policies, resources and initiatives relating to sustainability matters and recommending and reviewing the Corporation’s sustainability goals, targets, risk management and frameworks as well as reviewing and approving, as appropriate, draft reports, plans, metrics and other disclosures to stakeholders, reviewing the risks, strengths and opportunities related to sustainability, including insurable risks, as well as potential, climate-related impacts to the Corporation and its operating environment, and reviewing and approving those portions of the Corporation’s disclosure documents containing significant information relating to matters within the GSN Committee’s mandate.

Material climate risks are assessed through the scoring of all portfolio companies using the Corporation’s proprietary corporate sustainability framework, which includes an analysis of: energy use and greenhouse gas emissions; tailings and waste management; conservation and water management; and mine site remediation. Performance is measured over time, with specific targets in place. Portfolio managers and analysts incorporate corporate sustainability analysis into the investment process to ascribe proprietary risk ratings.

The GSN Committee is also responsible for the oversight of the Corporation’s cybersecurity. The GSN Committee conducts regular reviews of the Corporation’s cybersecurity and presents quarterly updates to the Board on any material changes and/or material events relating to the Corporation’s technological risk, and facilitates a discussion on risk management. In addition, the GSN Committee provides the Board with semi-annual updates on the general status of the Corporation’s information technology strategy and performance, as part of its role in its regular oversight.

Compensation Committee

The Compensation Committee is comprised of Judith W. O’Connell (Chair), Ron Dewhurst and Catherine Raw, all of whom are independent directors within the meaning of applicable Canadian and U.S. securities laws, as well as applicable stock exchange rules. It is anticipated that Ms. O’Connell will be re-appointed Chair of Compensation Committee if she is elected a director and Mr. Dewhurst and Ms. Raw will be re-appointed members of the Compensation Committee if they are elected as directors. All members of the Compensation Committee have direct experience that is relevant in their responsibilities in executive compensation.

The overall purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

Compensation Committee responsibilities include recommending to the Board candidates for CEO and all other senior management positions and approving the terms of their appointment and termination or retirement; reviewing succession planning programs for the CEO and all other senior management and specific career planning for potential successors, which includes annual succession planning meetings with senior management and the preparation of short-term and long-term plans, refreshed annually. As part of this process, the Board reviews the strengths, leadership capabilities, experience, profile and skills most critical to the role of CEO and development opportunities for potential successors to the CEO, and ensures a strong pipeline of succession pools for leadership roles across the Corporation; reviewing, in consultation with the Chair of the Board, and recommending to the Board for approval, the remuneration of the Corporation’s CEO and other senior executive officers; reviewing and recommending to the Board for approval, on an annual basis, the corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; reviewing and, if advisable, approving compensation for any newly hired individual whose total annual compensation (including salary, bonus and any other incentive compensation) exceeds $1 million; and determining (or delegating the authority to determine) and recommending to the Board for approval awards under the Corporation’s employee profit sharing plan (the “EPSP”) and the Corporation’s equity incentive plan (the “EIP”) and the Corporation’s recently implemented cash-settled restricted share unit plan (the “Cash-Settled RSU Plan”), respectively. See also “Executive Compensation - Compensation Discussion and Analysis - Executive Compensation Governance Compensation Process”.

Director Term Limits and Other Mechanisms of Board Renewal

Five of the seven current directors were elected or appointed within the past one to four years. The Corporation has not adopted term limits for members of the Board, but facilitates Board renewal by reviewing and evaluating the performance and independence of directors and committees annually and seeks to foster a balance between new perspectives and the experience of seasoned Board members. The Corporation believes a policy imposing a term limit or an arbitrary retirement age would discount the value of experience and unnecessarily deprive the Corporation of the contribution by directors who have developed a deep knowledge of the Corporation over time.

Diversity on the Board and in Executive Officer Positions

The Board has adopted a written diversity policy (the “Diversity Policy”), which recognizes the Corporation’s commitment to a merit-based system for the composition of its Board and senior management, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination.

The Corporation recognizes and embraces the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Corporation’s objectives and deliver for its stakeholders. Diversity criteria consist of a broad range of factors, including professional and personal characteristics.

It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Board. In reviewing Board composition and identifying suitable candidates for Board appointment or nomination for election to the Board, candidates will be selected based on merit and against objective criteria. Accordingly, the Corporation does not have a formal target regarding diverse groups or women on the Board, but due regard will be given within the appointment or nomination process to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

It is also an objective of the Corporation that inclusivity be considered in connection with succession planning and the appointment of members of the Board and the Corporation’s senior management. The Corporation does not have a formal target regarding women on the Board or in executive positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates. However, in order to promote the specific objective of gender diversity on the Board and in senior management, the Corporation continues to implement policies which promote and monitor inclusivity. Currently, the Board includes four female members, representing 57% of the Board and female representation represents approximately 28% of senior management (8 of 29 employees).

BOARD MEETINGS AND COMPENSATION

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally four (4) times in 2024. The attendance record of each director for all Board and committee meetings held during the financial year ended December 31, 2024 is set out in the director nominee information table above.

As required under the Corporation’s corporate governance guidelines, the Board meets separately at each of its meetings without any non-director members of management present. Likewise, each committee meets separately without any non- director management present at each meeting of the committee. The Corporation’s independent directors also meet separately at each of the Board’s meetings without any non-independent directors or members of management present. The Chair of the Board leads such sessions. If the Chair is not present at such session, one of the other independent directors is chosen by the directors present at the session to preside as chair.

Director Compensation Table

The following table shows all compensation (before taxes and other statutory withholdings) provided to the directors of the Corporation (other than the directors who were also Named Executive Officers (“NEOs”) and for whom information is shown in the tables for NEOs below) for the year ended December 31, 2024.

Name(1)	Fees Earned ($)(2)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Ronald Dewhurst	240,000	—	—	—	—	—	240,000
Graham Birch	175,000	—	—	—	—	—	175,000
Dinaz Dadyburjor	65,840	21,947	—	—	—	—	87,787
Barbara Connolly Keady	87,500	87,500	—	—	—	—	175,000
Judith O’Connell(3)	—	141,196	—	—	—	—	141,196
Catherine Raw	42,201	126,603	—	—	—	—	168,804

Notes:

(1)	Whitney George, President and CEO of the Corporation, is also a director of the Corporation. Mr. George’s compensation in respect of the Corporation is fully disclosed in the Summary Compensation Table below with respect to the compensation of NEOs. Mr. George did not receive any additional compensation from the Corporation for services as a director of the Corporation.

(2)	As noted below, in the year 2024 each eligible director had the right, but not the obligation, to elect once each calendar year to receive all or a portion of such director’s annual retainer for the immediately succeeding year in the form of DSUs. Ms. Dadyburjor elected to receive 25% of her director fees earned for the year ended December 31, 2024 in the form of DSUs. Ms. Keady elected to receive 50% of her director fees earned for the year ended December 31, 2024 in the form of DSUs. Ms. Raw elected to receive 75% of her director fees earned for the year ended December 31, 2024 in the form of DSUs. Ms. O’Connell elected to receive 100% of her director fees earned for the year ended December 31, 2024 in the form of DSUs. Mr. Dewhurst and Mr. Birch each elected to receive all of their director fees earned for the year ended December 31, 2024 in cash.

(3)	Effective November 5, 2024, Ms. O’Connell was elected Chair of the Compensation Committee.

Fees and Retainers

The Compensation Committee and Board are responsible for creating and implementing the director compensation program for independent directors. It is designed to:

a.	attract and retain directors with the necessary skills, perspectives, experience and expertise, which is particularly important to the Corporation given its unique and highly-differentiated precious metals and real assets investment strategies;

b.	be commensurate with the responsibilities, commitments and risks that accompany membership on the Board; and

c.	ensure alignment of director interests with those of shareholders, including meaningful and appropriate equity ownership interest in the Corporation.

In 2024, the Compensation Committee worked with Global Governance Advisors (“GGA”), a globally recognized compensation and governance advisory firm, to review the compensation levels and structure provided to independent directors at Sprott. This included a review of the Corporation’s peer group. GGA’s report provided recommendations for the Compensation Committee to consider. Following deliberations of the GGA Director compensation review and further deliberations among the Compensation Committee and subsequently with the full Board, changes to the director compensation program for 2025 were made in order to ensure competitive alignment. Prior to these recommended changes, there have been no changes to the director compensation program since 2021.

As a result of the Compensation Committee and Board’s review and recommendations, the compensation payable to independent directors for serving as directors of the Corporation will be as follows:

Annual Retainer	Fees Earned
Board Members
Board Chair	$305,000
Independent Director	$205,000
Additional Retainer for Committee Positions
Committee Chairs	$40,000
Audit Committee Member	$20,000
Member of committees other than Audit Committee	$10,000
Expenses
Reimbursement for out-of-pocket expenses for attending Board or committee meetings in person

The Compensation Committee and the Board are confident that the current director compensation program will achieve its objective of attracting and retaining directors with the necessary skills, perspectives, experience and expertise to allow the Corporation to continue to grow its very specialized business.

Director Share Ownership Policy

Directors of the Corporation that are not officers or employees are expected to hold Common Shares or deferred share units (“DSU”) (which track the value of the Common Shares) valued at least three times the average annual independent director retainer over the prior three years, within five years of joining the Board or December 31, 2025, whichever is later. For December 31, 2024, the three year average annual independent director retainer was $135,000 and therefore the minimum ownership requirement was $405,000. To determine compliance, the value of Common Shares or DSUs is assessed at the higher of: (i) the original Common Share purchase price or DSU issuance price; and (ii) the market value of the Common Shares or DSUs. All applicable directors are in compliance with these requirements. See the director nominee information table beginning on page 6 for the Common Shares and DSUs held by each director nominee. All nominees are in compliance with the director share ownership policy. Currently, Ms. O’Connell and Ms. Dadyburjor does not own the requisite number of Common Shares or DSUs pursuant to the director share ownership policy, but are still considered in compliance as they are on track to do so before the aforementioned deadline.

See page 31 for information about the Corporation’s anti-hedging policy, which addresses certain transactions that could reduce the risk of Common Share ownership.

Deferred Share Unit Plan

The Corporation has established the deferred share unit plan (the “DSU Plan”) for the independent directors of the Corporation. The purpose of the DSU Plan is to advance the interests of the Corporation by: (i) providing additional incentives to eligible directors, as determined by the Board, by aligning their interests with those of the Corporation’s shareholders; and (ii) promoting the success of the Corporation’s business.

The Board designates the number of DSUs granted. The issue price for each DSU is the Market Price of the Common Shares calculated as of the date of the award. “Market Price” for the purpose of the DSU Plan means the volume-weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the relevant date. In the event that the Common Shares are not then listed and posted for trading on any exchange, the Market Price in respect thereof is the fair market value of the Common Shares as determined by the reasonable application by the Board of a reasonable valuation method.

Each eligible director shall have the right, but not the obligation, to elect once each calendar year to receive 100%, 75%, 50% or 25% of such director’s annual retainer for the immediately succeeding year in the form of DSUs. If an eligible director does not make an election for all or part of a year, all of such director’s annual retainer for the year is paid in cash. Given the current equity ownership of the Corporation’s directors, the Board does not impose a minimum amount of the retainer to be taken in DSUs, as it believes the current directors are appropriately aligned with the interests of shareholders in this regard. Furthermore, each director currently meets their share ownership requirement.

A participant’s account is credited with dividend equivalents in the form of additional DSUs on each dividend payment date in respect of which ordinary course cash dividends are paid on the Common Shares. All DSUs awarded pursuant to the DSU Plan are settled in cash. Participants are entitled to payment when he or she ceases to be an eligible director of the Corporation.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each director (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) outstanding at December 31, 2024, including awards granted before the year ended December 31, 2024. During the year ended December 31, 2024, the directors were, in aggregate, granted no DSUs, earned 9,380 DSUs in director fees and were granted no option-based awards. The directors, in aggregate, earned 1,611 DSUs in dividend income during the year ended December 31, 2024 from prior DSU grants.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid or distributed ($)(2)
Ronald Dewhurst	—	—	—	—	—	—	488,033
Graham Birch	—	—	—	—	—	—	529,360
Dinaz Dadyburjor	—	—	—	—	—	—	21,971
Barbara Connolly Keady	—	—	—	—	—	—	816,538
Judith O’Connell	—	—	—	—	—	—	274,822
Catherine Raw	—	—	—	—	2,500	105,425	716,763

Notes:

(1)	Based on the December 31, 2024 NYSE closing price of $42.17 per Common Share.

(2)	Valued as at December 31, 2024. Although DSUs vest immediately upon being awarded, they cannot be paid out until 30 days following the date on which an independent director ceases to be independent of the Corporation, as determined in accordance with Section 1.4 of National Instrument 52-110 – Audit Committees.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation’s directors (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) for the financial year ended December 31, 2024.

Name	Option-based awards - value vested during the year ($)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
Ronald Dewhurst (1)	—	11,983	—
Graham Birch (2)	—	13,013	—
Dinaz Dadyburjor (3)	—	22,122	—
Barbara Connolly Keady (4)	—	204,328	—
Catherine Raw (5)	—	249,917	—
Judith O’Connell (6)	—	145,774	—

Notes:

(1)	Includes $11,983 of DSUs earned in dividend income during the year ended December 31, 2024 from prior DSU grants.

(2)	Includes $13,013 of DSUs earned in dividend income during the year ended December 31, 2024 from prior DSU grants.

(3)	Includes $175 of DSUs earned in dividend income during the year ended December 31, 2024 from prior DSU grants and $21,947 in director fees during the year ended December 31, 2024.

(4)	Includes $98,105 of DSUs in special grants, $18,723 of DSUs earned in dividend income during the year ended December 31, 2024 from prior DSU grants and $87,500 in director fees during the year ended December 31, 2024.

(5)	Includes $105,023 of DSUs in special grants, $18,291 of DSUs earned in dividend income during the year ended December 31, 2024 from prior DSU grants and $126,603 in director fees during the year ended December 31, 2024.

(6)	Includes $4,578 of DSUs earned in dividend income during the year ended December 31, 2024 from prior DSU grants and $141,196 in director fees during the year ended December 31, 2024.

Options Exercised and Value Realized During the Year

None of the Corporation’s directors (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) held any options during the financial year ended December 31, 2024.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

The following is an overview of our executive compensation policy and programs, and focuses on the following five named executive officers, or NEOs, of the Corporation and its subsidiaries for the year ended December 31, 2024:

Executive	Position
Whitney George	President and Chief Executive Officer of the Corporation
Kevin Hibbert	Senior Managing Partner, Chief Financial Officer of the Corporation and Co-Head of the Enterprise Shared Services Group
John Ciampaglia	Senior Managing Partner, Chief Executive Officer of Sprott Asset Management
Arthur Einav	Senior Managing Partner, General Counsel, Corporate Secretary of the Corporation and Co-Head of the Enterprise Shared Services Group
Edward C. Coyne	Senior Managing Partner, Global Sales of the Corporation

Objectives of the Corporation’s Compensation Programs

The Corporation has a number of diverse business activities, in each case, with distinct talent pools from which we hire. In order to ensure our compensation programs can attract, retain and motivate the best professionals in the marketplace, our compensation programs are tailored to the individual business units we operate; we have deliberately not adopted a “one size fits all” approach to compensation across our various divisions.

For each of our business units, we approach compensation as follows:

•	As the Corporation has grown, we have developed a core team of professionals who provide services to some or all of the operating entities within the Sprott Group (as defined below). These “shared services” employees are rewarded by reference to the overall success of the Corporation, with a focus on their individual contributions and the external competitive environment.

•	SAM’s strategy has been to selectively hire “best in class” portfolio managers and analysts supported by sales, trading, operations, finance and compliance personnel. We seek to align the interests of our key personnel, including the CEO of SAM, with those of the investors in the investment funds that SAM manages and, in turn, the shareholders of the Corporation. SAM’s portfolio managers earn variable compensation as part of Pool 1.

•	In the Private Strategies business unit we seek to align the interests of our key personnel with those of the investors in the funds that Private Strategies manages with our portfolio managers earning variable compensation as part of Pool 1.

•	At SAM USA and SGRIL, investment advisors are compensated primarily via a fee based on the client assets they manage. They may also earn a percentage of the commissions generated from the sale and purchase of securities on behalf of their clients and a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed.

Within our core competencies, we compete for a broad range of talent across the investment management and private equity industries. As a result, we continuously review our compensation practices to ensure we provide competitive compensation for all employees, including the NEOs. Given competition to attract and retain high performing executives and professionals in the financial services industry is intense, the amount of total compensation paid to our executives must be considered in light of competitive compensation levels. When hiring new employees, compensation packages are structured so as to attract and retain such personnel. Compensation is tailored to the particular circumstances.

We aim to pay competitive salaries but, in most cases, place a significant emphasis on variable compensation in order to align executive compensation with the financial performance of the Corporation and with long-term shareholder returns. In 2011, we implemented a deferred compensation element through the introduction of the EPSP (currently for Canadian employees), the EIP (currently for U.S. employees), and have recently introduced the Cash-Settled RSU Plan. See “Securities Authorized for Issuance Under Equity Compensation Plans”.

In late 2021 and early 2022, the Board, through the then Corporate Governance and Compensation Committee, engaged Meridian to conduct a review of, and to provide recommendations in respect of the design of the Corporation’s annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”). Meridian reviewed the Corporation’s AIP and LTIP programs against market peers to evaluate market practices with respect to types of pay vehicles utilized, incentive compensation program designs, performance metrics and pay mix. The peer group identified for the purposes of the review based on entities that operate in a similar industry to the Corporation and which have comparable size, scope and/or geographic reach and which otherwise were viewed as appropriate when considering executive compensation matters. This group was comprised of:

Artisan Partners Asset Management Inc.	Canaccord Genuity Group Inc.	Evercore Inc.
Lazard Ltd.	Onex Corporation	Sculptor Capital Management Inc.

Following the completion of this review, a compensation program (the “2022-2024 Compensation Program”) was implemented.

In 2024, the Board, through the Compensation Committee, engaged GGA to conduct a review of, and to provide recommendations in respect of the design of the AIP and LTIP as well as the overall competitiveness of compensation levels for the Corporation’s NEOs. GGA reviewed the Corporation’s AIP and LTIP programs against market peers to evaluate market practices with respect to types of pay vehicles utilized, incentive compensation program designs, performance metrics and total compensation, including pay mix. The peer group identified for the purposes of the review based on entities that operate in a similar industry to the Corporation and which have comparable size, scope and/or geographic reach and which otherwise were viewed as appropriate when considering executive compensation matters. Given the changes in recent years to Sprott’s business strategy and core businesses, the peer group analyzed in 2024 was comprised of:

Artisan Partners Asset Management Inc.	Canaccord Genuity Group Inc.	GCM Grosvenor Inc.
Lazard Ltd.	Onex Corporation	Cohen & Steers, Inc.

Following the completion of GGA’s review, an updated compensation program (the “New Compensation Program”) was implemented for 2025 and moving forward.

The consulting fees paid to GGA over the last two years were as follows:

	(in $CAD)
Type of Fee	2023		2024
Executive Compensation-Related Fees	$—		$93,500	(1)
All Other Fees	$8,000	(2)	$—
Total	$8,000		$93,500

(1)	Relates to executive and director compensation analysis and advice

(2)	Relates to board education session

Elements of Compensation

The key elements of the compensation arrangements of our executive officers, investment professionals and other key employees are set out below.

The Corporation’s compensation structure has, in the past, followed the tradition of a competitive base salary and greater participation in the profits of the Corporation primarily through cash bonuses as well as participation in the EPSP or EIP, and, prior to 2024, the Corporation’s share option plan (the “Option Plan”). There were a few exceptions to that model for certain key hires. In those exceptional circumstances and in order to attract them to the Corporation, compensation levels were guaranteed for a specified period (not to exceed two years). Those compensation structures were reviewed at the end of the specified periods and converted to the general corporate policy of competitive base pay and variable pay dependent upon long- term financial and personal performance.

Our compensation practices continue to produce a mix of pay reflecting the objectives of our shareholders that management be compensated more towards variable at-risk pay and long-term stock incentives.

Base Salary and Benefits

The Corporation’s approach to base salary and benefits remains generally consistent between the 2022-2024 Compensation Program and the New Compensation Program. The base salary is the fixed portion of each NEO’s total compensation. It is designed to provide income certainty. In determining the base level of compensation for the Corporation’s executives, weight is placed on the following factors: the particular responsibilities related to the position, salaries or fees paid by companies of similar size in the industry, level of experience of the executive and overall performance, and the time which the executive is required to devote to the Corporation in fulfilling his or her responsibilities.

In addition to the base salary, we provide all employees with a benefits program that includes medical, dental, life insurance and other benefits. We believe that providing this type of program is a necessary part of our overall compensation structure to attract and retain employees in the competitive environment for professional talent. We do not provide any other perquisites to our NEOs, nor do we have any pension or other post-retirement plans.

Cash Bonus and Other Variable Compensation

The Corporation’s approach to cash bonus and other variable compensation remains generally consistent between the 2022-2024 Compensation Program and the New Compensation Program. The Corporation places its employees into one of three bonus pools:

•	Pool 1 employees are capital allocators and their support staff. These employees are paid a cash incentive based on a percentage of the net revenues they generate within their segment. This incentive pool was designed to motivate Pool 1 employees to allocate capital in the most optimal way that maximizes shareholder benefits while mitigating operating risks. In addition, for the senior executives participating in Pool 1, a portion of their cash incentive is determined based on the attainment of both corporate and personal quantitative and qualitative goals and objectives (the “Performance Milestones”).

•	Pool 2 employees are the enterprise shared services executives and the CEO. These employees are paid a cash incentive based on a percentage of the net revenues of the Corporation or based on a portion of the income generated above an annual earnings before interest and tax margin target. There would have been no cash incentive paid to the CEO if there was a failure to achieve such margin target. In addition, for the CEO and the senior executives participating in Pool 2, a portion of their cash incentive is determined based on the attainment of the Performance Milestones. This incentive pool was designed to strike an appropriate balance between motivating these employees with variable compensation incentives and ensuring their independence and objectivity while carrying out their monitoring and oversight mandates over company business operations.

•	Pool 3 employees are all other employees. These employees receive a cash bonus as a percentage of their base salary. Individual bonus payments are calculated based on an overall assessment by senior management of the individual’s performance and absolute and/or relative contribution. In all cases, each employee is considered separately, taking into account personal performance, relative ranking among peers (both internally and with reference to external information, where available and appropriate) and base salary. These incentives are designed to motivate employees to achieve personal business objectives, to be accountable for their relative contribution to the Corporation’s performance, as well as to attract and retain quality personnel.

Long-Term Incentive Program

We intend to continue to structure our compensation programs to attract, retain and motivate executives and investment professionals of the highest level of quality and effectiveness. We are focused on rewarding the types of performance that increase long-term shareholder value, including growing our assets under management, retaining investors in the Corporation’s funds, developing new investor relationships, improving operational efficiency and managing risks. The LTIP provides the key employees with an opportunity to receive variable compensation contingent on the Corporation’s long-term performance. The objective of the LTIP is align the interests of NEOs, executives and senior leaders with the interests of the Corporation’s shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent.

In 2011, we introduced the EPSP and EIP whereby a portion of the bonus allocated to certain employees are paid by way of Common Shares or other forms of equity compensation. The Common Shares are either purchased in the open market or issued from treasury in the case of the EIP and are available to the relevant employees over a specified vesting period. When considering grants pursuant to the EPSP and the EIP, an appropriate portion of the bonus is allocated to equity compensation to incentivize and to better align the interests of the employees with those of the shareholders. Prior to 2023, the Corporation established the Option Plan, however, the Board determined to move away from the granting of Options in 2023 in order to focus on full value awards encouraging long-term commitment of executives and investment professionals, including retention, and the Corporation did not seek renewal of unallocated Options under the Option Plan. Accordingly, no Options are expected to be granted under the Option Plan on a go forward basis.

The 2022-2024 Compensation Program

Under the 2022-2024 Compensation Program, the LTIP participants received a grant of Common Shares through the EPSP (for Canadian participants) and RSUs through the EIP (for U.S. participants) (the “Equity Grant”). The Equity Grant vests equally over a three-year period. Vesting of each annual tranche was conditional upon the achievement by the Corporation of a performance threshold as determined by the Board for the relevant fiscal year (the “Performance Threshold”). Should there be a failure to meet the Performance Threshold, the annual tranche for that year will not vest. The Performance Thresholds for 2024 were determined by the Board to have been achieved. The Performance Threshold for fiscal 2024 was set at a 40% earnings before interest, taxes, depreciation and amortization (“Adjusted base EBITDA”) margin. Dividends on granted Common Shares or RSUs through the EIP, as applicable, accrued to the applicable LTIP Participants commencing on the grant date.

The New Compensation Program

Under the New Compensation Program, in 2025 the Corporation will implement a Cash-Settled RSU Plan.

During GGA’s 2024 review, the following key features of the 2022-2024 Compensation Program were highlighted as being less frequently seen in the compensation programs of mature compensation programs for issuers similarly situated with Sprott:

•	Use of multi-year grants intended to cover three years of performance as opposed to the use of annual grants;

•	EPSP grant date and settlement features which led to a lag between grant date, purchase price and vesting dates; and

•	Settlement of EPSP grants in market-purchased shares as opposed to cash-only settlement.

Other key features such as the performance requirement of a minimum level of Adjusted base EBITDA Margin needing to be achieved in order for EPSP shares to be earned, the three-year vesting period and the continued non-use of stock options were identified as being in alignment with mature compensation programs for issuers similarly situated with Sprott.

After consultation and review, the Cash-Settled RSU Plan was implemented to align with the majority of other asset managers. The Cash-Settled RSU Plan addresses the issues highlighted above, avoids the EPSP “competing” with shareholders for open market purchases and makes the LTIP simpler to understand and administer.

Under the New Compensation Program, the LTIP participants receive an annual grant of cash-settled restricted share units (“RSUs”) pursuant to a Cash-Settled RSU Plan (the “RSU Grants”). RSU Grants are expected to vest equally over a three year period with vesting of each annual tranche being conditional upon the achievement by the Corporation of a performance threshold as determined by the Board for the relevant fiscal year (the “Performance Threshold”). The Corporation intends to maintain the vesting requirement of a minimum adjusted EBITDA Margin for future grants under the Cash-Settled RSU Plan. Dividends on the RSU Grants accrue to the applicable LTIP participants commencing on the grant date.

The Corporation believes these incentive arrangements have better alignment with performance, and will continue to better motivate, executives to achieve long-term sustainable business results, align their interests with those of the shareholders, attract and retain executives and make our executives partners and owners of the Corporation over time. For further details concerning the compensation paid to the NEOs, see the “Summary Compensation Table”.

The following is a summary of certain key features of the New Compensation Program’s LTIP:

New Compensation Program LTIP Key Features
Vesting	Three years
Performance Condition	“Dynamic” performance conditions (targets set annually)
Grants	Annual grants of RSUs
Forfeiture Risk	High (multiple forfeiture triggers)

Executive Compensation Governance

GSN Committee

The GSN Committee periodically reviews and approves our compensation policies and practices. For further information concerning the GSN Committee, see “Corporate Governance - Governance, Sustainability and Nominating Committee”.

Scorecards

As part of the 2022-2024 Compensation Program the Compensation Committee, together with the CEO of the Corporation, developed a set of individualized scorecards for all senior executives. Each scorecard sets out the portion of their cash incentive that is determined based on the attainment of both corporate and personal quantitative and qualitative goals and objectives. For qualitative metrics, the Compensation Committee set appropriate methods of evaluation to determine whether a specific metric had been met believing that the use of scorecards enhanced transparency and better aligned executive compensation with the Corporation’s fiscal year performance. The Compensation Committee reviewed and revised the scorecards of the CEO on an annual basis and the CEO of the Corporation reviewed and revised the other senior executive scorecards on an annual basis. In making compensation recommendations for senior executives, the Compensation Committee relied on the CEO to determine if any changes were required to the individualized scorecards after an annual assessment on the attainment of both corporate and personal quantitative and qualitative goals and objectives. See “Corporate Governance - Governance, Sustainability and Nominating Committee”.

Under the New Compensation Program, the use of Scorecards as part of the NEO compensation review process will continue following a similar approach as that described above, which is intended to align the Corporation with typical market practice.

Compensation Risk Management

The Compensation Committee recognizes that certain elements of compensation could promote unintended inappropriate risk- taking behaviors, but the Corporation seeks to ensure that the Corporation’s executive compensation package is comprised of a mix of cash and equity compensation, with a significant weighting placed on long-term incentives (through the LTIP), see “Elements of Compensation - Equity Incentives”. Base salaries and personal benefits are sufficiently competitive and not subject to performance risk. Subject to limited exceptions, to receive short-term or long-term incentives, the executive officer must be employed by the Corporation at the time of payout. Therefore, through the time horizons and metrics reflected in the compensation elements, the Corporation is of the view that executive performance is now more closely aligned with the interests of the Corporation and its shareholders.

The Compensation Committee also believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Corporation’s financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee’s regular meetings with the external auditors (including without the presence of management), the Corporation’s internal controls, management information systems and financial control systems. In addition, the Corporation reviews significant risks associated with its operations, the most significant of which are disclosed in the Corporation’s annual management’s discussion and analysis for each fiscal year. The Corporation does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Corporation.

Other Compensation Policies

Share Ownership Policies

As a condition of employment, our NEOs are subject to an executive share ownership policy (the “Executive Ownership Policy”) and are (and/or their spouses are) generally required to beneficially own and hold that number of Common Shares (including certain allocations thereto under the EPSP) having a minimum aggregate market value that is equal to three times their then applicable annual base salary by January 1st of the year following the year of the third anniversary of the date of such NEO’s employment agreement (or the third anniversary where an Executive’s employment agreement is entered into on January 1st). The requirement for the CEO is five times such amount. Under the Executive Ownership Policy, the Board retains the discretion to waive or otherwise modify any terms or conditions of the Executive Ownership Plan to address the individual circumstances of any Executive. The GSN Committee is responsible for providing recommendation to the Board with respect to any such waiver or other modification.

At this time each NEO meets the requirements of the Executive Ownership Policy.

We believe these standards are generally higher than share ownership requirements at other comparable companies and that significant long-term share ownership best aligns executives and shareholders. In addition, we recognize that the actual ownership by our NEOs is meaningfully higher than the minimum requirements under the Executive Ownership Policy. Market value shall be determined on December 31 of each year based on the greater of the market value thereof on that date and the weighted average purchase price of the Common Shares.

The following table sets out the Common Shares (including certain allocations thereto under the EPSP) as at December 31, 2024:

	Equity Ownership Requirement			Equity Ownership
NEO	Multiple of Base Salary		2024 Ownership Requirement	Common Share Owned (or allocated under EPSP) (#)	Value-at-Risk(1)	Multiple of Ownership Requirement (1)
Whitney George (2)	3	x	$1,500,000	1,433,030	$60,430,875	40.29
Kevin Hibbert	3	x	$1,320,000	55,893	$2,357,008	1.79
John Ciampaglia	3	x	$1,200,000	126,750	$5,345,048	4.45
Arthur Einav	3	x	$1,320,000	205,000	$8,644,850	6.55
Edward C. Coyne (3)	N/A		N/A	10,000	$421,700	N/A

N/A is not applicable

Notes:

(1)	Based on the December 31, 2024 NYSE closing price of $42.17 per Common Share. As outlined under “The New Compensation Program” above, the Corporation has transitioned from the equity-settled EPSP and EIP to the Cash-Settled RSU Plan. In connection with this transition, on January 2, 2025, Mr. George received 225,960 RSUs ($9,714,000) Mr. Hibbert received 91,092 RSUs ($3,916,000), Mr. Ciampaglia received 104,676 RSUs ($4,500,000), Mr. Einav received 91,092 RSUs ($3,916,000) and Mr Coyne received 65,798 RSUs ($2,828,600), with all such RSUs being subject to certain performance vesting requirements over a three- year period from the grant date. If the January 2, 2025 grants were included in the multiple of ownership requirements as of December 31, 2024, the column would include the following multiples Mr. George (47.0x), Mr. Hibbert (4.7x), Mr. Einav (9.5x), Mr. Ciampaglia (8.2x) and Mr. Coyne (2.7x)
(2)	Mr. George’s current equity ownership represents 15.6X of his 2024 total direct compensation. Effective February 25, 2025 the share ownership requirement for the CEO was increased to 5x base salary. If this increase was effective December 31, 2024, Mr. George’s multiple of ownership requirement would have been 24.17.
(3)	Mr. Coyne is excluded from the equity ownership requirement as a result of restrictions on his ownership of shares due to his spouse’s employment with the Corporation’s external auditor. As a result, Mr. Coyne is considered in compliance with the Corporation’s Executive Ownership Policy.

Recoupment Policy

As a foreign private issuer listed on the NYSE (and in accordance with the amended NYSE listing standards), the Corporation developed and adopted in October 2023 a new written compensation recovery policy (the “Recoupment Policy”) providing for the recovery, in the event of a triggering accounting restatement, of certain incentive-based compensation received by a current or former executive officer that is based on erroneously reported financial information.

The Recoupment Policy replaced the Corporation’s prior incentive compensation recoupment policy which allowed the recoupment of any performance-based incentive compensation, under certain circumstances. The prior policy was revoked to avoid confusion and maintain consistency with market practice via the Recoupment Policy formulated in accordance with NYSE listing standards.

Anti-Hedging Policy

The Corporation adopted an anti-hedging policy (the “Anti-Hedging Policy”) effective May 12, 2016. The objectives of the Anti-Hedging Policy are to: (a) prohibit directors, officers or employees of the Corporation or its subsidiaries from directly or indirectly engaging in hedging or monetization transactions, through transactions in the Corporation’s securities or through the use of financial instruments designed for such purpose; (b) prohibit directors, officers or employees of the Corporation or its subsidiaries from engaging in short-term or speculative transactions in the Corporation’s securities that could create heightened legal risk and/or the appearance of improper or inappropriate conduct by such individuals; and (c) discourage or prohibit certain other transactions that may misalign the incentives of a director, officer or employee of the Corporation or its subsidiaries and reduce the risk of share ownership.

Pursuant to the Anti-Hedging Policy, directors, officers or employees of the Corporation may not engage in any hedging or monetization transactions with respect to the Corporation’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Corporation’s securities. In addition, directors, officers or employees of the Corporation and its subsidiaries may not engage in short-term trading, short sales and publicly-traded options.

Any director or officer of the Corporation or any of its subsidiaries may seek an exemption from the Anti-Hedging Policy from the Chair of the GSN Committee. Other persons to whom the Anti-Hedging Policy applies may seek an exemption from the Chief Compliance Officer or such other person designated by the GSN Committee. Any such request must be submitted prior to the contemplated transaction and the person seeking an exception should be advised that any purchase or sale of securities will be subject to the prohibition on “insider trading” as set forth under the Corporation’s insider trading policy. An exemption will only be granted in exceptional circumstances.

The Anti-Hedging Policy applies to all of the directors, officers and employees of the Corporation and its subsidiaries and includes, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation.

Performance Graph

The following graph compares the cumulative shareholder return per $100 invested in Common Shares to the cumulative total return of the S&P/TSX Composite Index from January 1, 2020 to December 31, 2024. The calculations include reinvested dividends and exclude brokerage fees and taxes.

	Jan 1, 2020	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2024
Sprott Inc.	100.00	128.29	202.97	164.39	168.82	233.65
S&P/TSX Composite Index	100.00	105.61	132.17	124.57	139.30	169.46
NYSE Composite Index	100.00	105.36	126.11	122.49	136.21	172.10

There are many factors that may influence the Corporation’s stock price, such as future earnings expectations, views on specific sectors and personnel changes, all of which are not directly related to historical financial performance.

Historically, there has been some relationship between corporate performance and the compensation of our NEOs but not necessarily between compensation and shareholder returns over any given period of time. The significant equity-based component of our NEOs’ compensation packages and the implementation of the three incentive pools were designed to more closely correlate compensation and shareholder returns. See “Compensation Discussion and Analysis - Elements of Compensation - Cash Bonus and other Variable Compensation” and “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.

The table below shows the total direct compensation of the Corporation’s CEO over the last three financial years, and its current value compared with shareholder value.

				Value of $100 (as at December 31, 2024)
Year	Total direct compensation awarded(1) ($)	Annual total direct compensation value as at Dec 31, 2024 ($)	Period	CEO(2) ($)	Shareholders(3) ($)
2022	3,672,500	3,742,530	Financial year 2022	102	101
2023	3,752,060	3,775,090	Financial year 2023	101	134
2024	3,884,780	3,863,160	Financial year 2024	99	127
Average	3,769,780	3,793,593		101	121

Notes:

(1)	Includes salary and variable pay awarded at year-end for performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2024, for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in the Corporation’s shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Summary Compensation Table

The following table provides a summary of compensation information for the three most recently completed financial years for the Corporation’s CEO, CFO and three other NEOs.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Occupation	Year	Salary ($)	Share-based Awards ($) (1)	Option- based Awards ($)	Annual Incentive Plans(2)	Long- Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Whitney George, SMP, Chief Executive Officer	2024	500,000	2,052,960	—	1,331,820	—	—	—	3,884,780
	2023	500,000	2,052,960	—	1,199,100	—	—	—	3,752,060
	2022	500,000	2,052,960	—	1,119,540	—	—	—	3,672,500
Kevin Hibbert, SMP, CFO and Co-head of the Enterprise Shared Services Group	2024	440,000	1,965,600	—	1,244,600	—	—	—	3,650,200
	2023	400,000	1,965,600	—	1,080,000	—	—	—	3,445,600
	2022	400,000	1,965,600	—	1,064,000	—	—	—	3,429,600
John Ciampaglia, SMP of the Corporation and CEO of SAM	2024	400,000	1,965,600	—	2,291,000	—	—	—	4,656,600
	2023	400,000	1,965,600	—	1,419,000	—	—	—	3,784,600
	2022	400,000	1,965,600	—	1,539,000	—	—	—	3,904,600
Arthur Einav, SMP, General Counsel, Corporate Secretary, and Co-head of Enterprise Shared Services Group	2024	440,000	1,965,600	—	1,244,600	—	—	—	3,650,200
	2023	400,000	1,965,600	—	1,080,000	—	—	—	3,445,600
	2022	400,000	1,965,600	—	1,064,000	—	—	—	3,429,600
Edward Coyne, SMP, Global Sales	2024	400,000	1,965,600	—	635,450	—	—	—	3,001,050
	2023	400,000	1,965,600	—	157,649	—	—	—	2,523,249
	2022	400,000	1,965,600	—	240,200	—	—	—	2,605,800

Notes:

(1)	Reflects the vested three-year LTIP amounts in the 2022-2024 Compensation Program as a result of management meeting their Performance Thresholds.

(2)	Represents cash incentives earned during the current and comparative years. Cash incentive for Mr. George is calculated as part of the Pool 2 incentive and is based on the achievement of annual earnings before interest and tax margin target, the achievement of quantitative and qualitative Performance Milestones outlined in his scorecard and the competitive environment within the financial services sector. Cash incentives for Messrs. Hibbert and Einav are calculated as part of the Pool 2 incentive and are calculated as a set percentage of the net revenues of the Corporation and reflect their contribution to the overall profitability of the Corporation, the achievement of quantitative and qualitative Performance Milestones outlined in their scorecard and the competitive environment within the financial services sector. Cash incentives for Messrs. Ciampaglia and Coyne are calculated as part of the Pool 1 incentive and reflect their contribution to the overall profitability of the Corporation, the achievement of quantitative and qualitative Performance Milestones outlined in their scorecard and the competitive environment within the financial services sector.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2024, including awards granted before the financial year ended December 31, 2024.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD $)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share- based awards not paid out or distributed ($)(1)
Whitney George (2)	—	—	—	—	—	—	2,021,630
Kevin Hibbert (2)	—	—	—	—	—	—	2,357,008
John Ciampaglia (2)	—	—	—	—	—	—	5,345,048
Arthur Einav (2)	—	—	—	—	—	—	8,644,850
Edward Coyne (2)	—	—	—	—	—	—	1,935,603

Notes:

(1)	Based on the December 31, 2024 NYSE closing price of $42.17 per Common Share. As outlined under “The New Compensation Program” above, the Corporation has transitioned from the equity-settled EPSP and EIP to the Cash-Settled RSU Plan. In connection with this transition, on January 2, 2025, Mr. George received 225,960 RSUs ($9,714,000) Mr. Hibbert received 91,092 RSUs ($3,916,000), Mr. Ciampaglia received 104,676 RSUs ($4,500,000), Mr. Einav received 91,092 RSUs ($3,916,000) and Mr Coyne received 65,798 RSUs ($2,828,600), with all such RSUs being subject to certain performance vesting requirements over a three- year period from the grant date. Going forward, the value of the phantom-RSUs granted under “The New Compensation Program” will be included in the “Value- at-Risk” amounts for executive share ownership in the table found on page 31.
(2)	See Note 1 to the Summary Compensation Table above.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2024.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(1)	Non-equity incentive plan compensation - Value earned during the year ($)
Whitney George (2)	—	2,021,630	1,331,820
Kevin Hibbert (2)	—	1,897,650	1,244,600
John Ciampaglia (2)	—	1,897,650	2,291,000
Arthur Einav (2)	—	1,897,650	1,244,600
Edward Coyne (2)	—	1,897,650	635,450

Notes:

(1)	Based on the December 31, 2024 NYSE closing price of $42.17 per Common Share.
(2)	See Note 1 to the Summary Compensation Table above.

Options Exercised and Value Realized During the Year

There were no options exercised during the year

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Employment Agreements, Termination and Change of Control Benefits

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to any NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO’s responsibilities. Each NEO has an employment agreement which provides for the following:

Resignation	Each NEO may terminate their employment with the Sprott Group[1] at any time by providing at least three months’ prior written notice (which notice may be waived in each case). Each will be entitled only to (1) accrued unpaid vacation pay due to the effective date of their resignation; and (2) with respect to Mr. George and Mr. Coyne, each will be entitled to any outstanding base salary due to the effective date of their resignation and with respect to Mr. Ciampaglia, Mr. Hibbert and Mr. Einav, each will be entitled to any outstanding base salary and accrued bonus to the effective date of their resignation
Severance Period	12 months, base salary and the average of the cash bonus over the prior two years
Restrictive Covenants	• 6-month non-competition provision • 12-month non-solicitation provision
Termination without cause, death, or permanent disability

Entitled to:

•       in the event of a termination in the first three quarters of the calendar year, all vested Common Shares granted under the EPSP (“EPSP Shares”) or RSUs (as applicable) at the end of the notice period; or

•       in the event of a termination in the fourth quarter of the calendar year, all vested EPSP Shares or RSUs (as applicable) at the end of the notice period, plus three months

Change of Control[2]

•      24-month severance should employment be terminated in connection with the change in control

•      All of the EPSP or RSUs (as applicable) which have not vested prior to the change of control shall vest on the date of the change of control, provided that the NEO terminates their employment for good reason in accordance with the terms of their employment agreement

•      Good reason is defined as the assignment of duties which are inconsistent with their position, a material change in their reporting relationship, a material reduction in compensation or any other act that would constitute constructive dismissal under common law

1 “Sprott Group” means the Corporation and any of its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

2 A “Change of Control” means: (a) the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of beneficial ownership of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all of the then outstanding voting securities of the Corporation; (b) an amalgamation, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Corporation with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination; (c) the sale, lease, exchange or other disposition of all or substantially all of the property of the Sprott Group to another person, other than (i) in the ordinary course of business of the Sprott Group, or (ii) to the Sprott Group; (d) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or (e) as a result of, or in connection, with: (i) a contested election of directors of the Corporation, or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Sprott Group and another person, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board, provided however that a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Corporation or Sprott Group entity, or any successor to the Corporation’s or Sprott Group entity’s respective business, being controlled, directly or indirectly, by the same person or persons who controlled the Corporation or the Sprott Group entity, respectively, directly or indirectly, immediately before such transaction(s).

The following table presents the incremental amounts payable to each NEO in two different circumstances, assuming the event occurred on December 31, 2024(1):

NEO	Termination without cause/ constructive dismissal - No Change of Control ($)	Termination without Cause/ constructive dismissal - within six months of a Change of Control ($)

Whitney George
Salary & Annual Incentive	$1,865,460	$3,730,920
Long-Term Incentives	$4,764,367	$9,528,733
Total Compensation	$6,629,827	$13,259,653
Kevin Hibbert
Salary & Annual Incentive	$1,702,300	$3,404,600
Long-Term Incentives	$1,920,675	$3,841,350
Total Compensation	$3,622,975	$7,245,950
John Ciampaglia
Salary & Annual Incentive	$2,255,000	$4,510,000
Long-Term Incentives	$2,207,093	$4,414,187
Total Compensation	$4,462,093	$8,924,187
Arthur Einav
Salary & Annual Incentive	$1,702,300	$3,404,600
Long-Term Incentives	$1,920,675	$3,841,350
Total Compensation	$3,622,975	$7,245,950
Edward Coyne
Salary & Annual Incentive	$796,550	$1,593,100
Long-Term Incentives	$1,387,351	$2,774,702
Total Compensation	$2,183,901	$4,367,802

(1) Includes 2025 compensation agreements as outlined in the “The New Compensation Program” section

Directors’ & Officers’ Liability Insurance

The Corporation has purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2024 was $648,600 and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $50,000,000. There is a $100,000 deductible for any Canadian claims made, and $1,000,000 deductible for any U.S claims made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims and claims for statutory liabilities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information as at December 31, 2024

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	18,014	(1)	$13.17	(2)	2,563,472	(3)
Equity compensation plans not approved by security holders	—		—		—
Total	$18,014		$13.17		2,563,472

Note:

(1)  As at December 31, 2024, an aggregate of 742,721 Common Shares purchased in the open market and held by the trustee (the “Trustee”) for the EPSP (such Common Shares being, “Market Purchased EPSP Shares”) had been designated solely for the purposes of the settlement of awards under the EPSP and restrictions were implemented with respect to swapping or substituting Common Shares issued from treasury by the Corporation for such Market Purchased EPSP Shares. As a result of this designation (the “EPSP Share Designation”), awards covered by Market Purchased EPSP Shares are not included in this amount.

(2)  Represents the weighted average exercise price of outstanding Options, EPSP awards (other than awards covered by Market Purchased EPSP Shares) and EIP awards. If awards under the EIP and EPSP were excluded (given that such awards have a nil exercise price) the weighted average exercise price of outstanding Options would be CAD$27.30.

(3) As a result of the EPSP Share Designation, awards covered by Market Purchased EPSP Shares are not included in this amount.

The Corporation has the following equity-based compensation plans: (a) the EPSP; (b) the EIP; and (c) the historical Option Plan that is no longer utilized as part of the Corporation’s compensation program. As of December 31, 2024, there were 12,500 options outstanding under the Option Plan, and 5,514 Common Shares issuable under unvested awards under the EIP, representing approximately 0.00%, and 0.00%, of the issued and outstanding Common Shares, respectively.

The Corporation did not seek shareholder approval for unallocated options under the Option Plan in 2024 and therefore the Corporation is unable to make further grants thereunder. In addition, the Corporation does not intend to make further awards under the EPSP or EIP and instead it intends to grant awards under the Cash-Settled RSU Plan.

The aggregate number of Common Shares from treasury that may be granted under the EPSP, the EIP and all other securities based compensation arrangements (including the outstanding options under the Option Plan) shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant (the “10% Treasury Limit”). As a result, if the Corporation issues additional Common Shares in the future, the number of Common Shares issuable under such securities- based compensation arrangements will increase accordingly. Furthermore, the number of Common Shares that are: (i) issuable from treasury, at any time, and (ii) issued from treasury, within any one-year period, to insiders (as defined in the applicable rules of the TSX) of the Corporation under the EPSP, the EIP and all other security based compensation arrangements (including the outstanding options under the Option Plan), may not exceed 10% of the issued and outstanding Common Shares. For the avoidance of doubt, given the EPSP Share Designation, the awards under the EPSP that are covered by Market Purchased EPSP Shares are not counted towards the 10% Treasury Limit.

In addition, as at the date hereof, the Corporation had: (i) 25,801,644 Common Shares outstanding, and (ii) 12,500 Common Shares issuable from treasury under outstanding Options under the Option Plan, nil Common Shares potentially issuable from treasury under outstanding awards under the EPSP (excluding, for the avoidance of doubt, Market Purchased EPSP Shares) and 5,514 Common Shares potentially issuable from treasury under outstanding awards under the EIP (representing an aggregate of approximately 0.00% of the outstanding Common Shares). Accordingly, as at the date hereof, there are unallocated awards under either the EPSP or EIP to acquire 2,563,472 Common Shares (representing approximately 9.9% of the outstanding Common Shares). As of the date hereof there are also 742,721 Market Purchased EPSP Shares.

EPSP

Membership and Administration

Participation in the EPSP is limited to eligible non-U.S. resident employees of, or “employees” within the meaning of the Income Tax Act (Canada) (“ITA”) who provide services to, the Corporation and any affiliated entity that has adopted the EPSP (each a “Member”). Hereinafter each such affiliated entities is referred to as a “Participating Entity”.

The selection of Members and the specific terms of any benefits granted to a Member, including the number of Common Shares, vesting schedule, and timing of distributions (after discharge of debt owing in respect of Common Shares) in cash or Common Shares will be determined by the Compensation Committee or the general partner or other controlling person of a Participating Entity, as applicable, and as set forth in the applicable employment or other contract entitling the Member to benefits under the EPSP (the “Member’s Contract”). The EPSP provides for a ten year term limit for Common Shares issued pursuant to the EPSP.

While Common Shares from treasury may be granted under the EPSP subject to the restrictions set forth above, Common Shares may also be purchased on the open market by the Trustee on behalf of the Members. Management of the Corporation is responsible for administering the EPSP. The Trustee is an independent trustee appointed by the Board pursuant to a trust agreement entered into by the Corporation and the Trustee, which created the trust in respect of the EPSP.

In each fiscal year, or within 120 days thereafter, each Participating Entity realizing profits in such fiscal year shall pay to the Trustee (to be held in trust) for such fiscal year out of profits a contribution in an amount determined by the Board or general partner or other controlling person of the Participating Entity.

Subject to the terms of a Member’s Contract and the ITA, distributions of cash or in specie, may be made from a Member’s “allocated account” to such Member at any time upon the written direction of the Corporation provided that the Trustee shall distribute only the net amount available for distribution to the Member and only upon the discharge of any debt owing by the EPSP in respect of the Common Shares at the time of distribution. Such debt may be discharged by a Participating Entity (including the Corporation) or the Member in accordance with the relevant provisions of the Member’s Contract. Any applicable taxes or interest shall be the sole responsibility of the Members.

Termination of Employment

No later than three months of the earliest of the: (i) termination of employment or service, including retirement, resignation or dismissal without cause; and (ii) termination of the EPSP, an amount equal to the net value of the assets (after applicable expenses and any unpaid debt owing on any Common Shares in the Member’s vested account) that have been allocated to the Member’s vested account shall be distributed by the Trustee to the Member, subject to any debt obligations assumed by the Member under the Member’s Contract. Within three months of the death of a Member, subject to compliance with applicable laws, the Trustee shall distribute to such Member’s beneficiary the net value (after applicable expenses) of the amount in the Member’s vested account.

In the event that a Member’s employment with a Participating Entity is terminated for cause, all Common Shares and amounts contained in or allocated to such Member’s vested account and such Member’s allocated account shall be forfeited and the amounts thereof shall be reallocated to the other Members of the EPSP at the end of the taxation year of the Trust as the Corporation shall direct.

Transferability

The Member may not assign, convert, charge, surrender or alienate the rights or benefits granted under the EPSP. Amounts vested in a Member under the EPSP shall not be available for the claims of his or her creditors.

Amendments or Termination

The Corporation currently intends to continue the EPSP in effect indefinitely, but the Corporation reserves the right to amend, modify or discontinue the EPSP, in whole or in part, at any time, provided, however, that any such amendment or modification which may affect the rights, duties and responsibilities of the Trustee shall not become effective until the Corporation has received the written consent of the Trustee.

The Board may make the following amendments to the EPSP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EPSP necessary to ensure that the EPSP complies with the applicable regulatory requirements, including the rules of the TSX and Canada Revenue Agency, in place from time to time; (ii) amendments to the provisions of the EPSP respecting administration of the EPSP and eligibility for participation under the EPSP; (iii) amendments to the provisions of the EPSP respecting the terms and conditions on which allocations may be made to a Member’s allocated account pursuant to the EPSP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EPSP that are of a “housekeeping” nature.

The Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EPSP maximum or the number of securities issuable under the EPSP; (ii) amendment provisions granting additional powers to the Corporation or the Board to amend the EPSP; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

If the EPSP is terminated, each Participating Entity shall not recover any amounts paid into the EPSP up to the date of such termination and all such amounts must and shall be used for the sole benefit of the Members and/or their beneficiaries, according to the balance in their Member’s account as determined by a special valuation of the assets of the EPSP as of the date of the termination of the EPSP.

The Corporation’s annual “burn rate” for shares granted under the EPSP, calculated in accordance with the TSX Company Manual with respect to the number of issued and outstanding shares (total number of options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 3.10% for 2022, 0.15% for 2023 and 0.19% for 2024.

EIP

Participants and Administration

Eligible participants in the EIP are those directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates residing in the United States or who are otherwise U.S. taxpayers who are selected for participation by the plan administrator.

The EIP provides for the award of restricted stock, RSUs, related dividend equivalents and unrestricted stock. Common Shares issued pursuant to the EIP may be authorized but unissued Common Shares or treasury shares or Common Shares obtained on the market by the Corporation.

The EIP is administered by the Compensation Committee. The specific terms of any award granted under the EIP is determined by the plan administrator, subject to the terms of the EIP, including the number of Common Shares, vesting conditions and schedule, timing of distributions, and such other terms and conditions as the administrator may determine, and as may be set forth in the applicable award agreement.

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a Common Share following the vesting of the RSU. The Compensation Committee may determine to make grants under the EIP of restricted stock and RSUs containing such terms as the Compensation Committee may determine, subject to applicable law. The Compensation Committee will determine the period over which restricted stock and RSUs granted to EIP participants will vest, subject to a minimum vesting period of three months for Common Shares issued from treasury, and the timing of distributions. In connection with RSUs, the Compensation Committee, in its discretion, may grant dividend equivalent rights under the EIP, subject to such terms and conditions, including the timing of distribution, as determined by the Compensation Committee and subject to the provisions of the EIP and applicable law. The Compensation Committee may base its determination upon the achievement of specified performance goals. The Compensation Committee, in its discretion, may grant Common Shares free of restrictions under the EIP in respect of past services or other valid consideration. Such Common Shares shall be purchased on the market, and in no event shall treasury shares be issued to make such grants.

The Corporation’s annual “burn rate” for shares granted under the EIP calculated in accordance with the TSX Company Manual with respect to the number of issued and outstanding shares (total number of restricted stock, RSUs, related dividend equivalents and unrestricted stock issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 1.43% for 2022, 0.244% for 2023 and Nil for 2024.

Termination of Employment or Service

Unless otherwise provided in the applicable award agreement, upon a termination of employment or service other than for death or disability, unvested restricted stock and RSUs granted under the EIP will be forfeited, provided that the administrator may waive or modify such provisions. Unless otherwise provided in the applicable award agreement, upon a termination of employment or service due to death or disability, unvested restricted stock and RSUs granted under the EIP will vest.

Transferability

Shares of restricted stock or RSUs granted under the EIP may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, other than by will, by the laws of descent and distribution, or through gift or domestic relations orders to a “family member” of the grantee as permitted by Rule 701 of the United States Securities Act of 1933, as amended, or may be otherwise specifically provided in the applicable award agreement in accordance with applicable law. Following any such transfer, any transferred restricted stock or RSUs will continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

Adjustments, Termination and Amendment

Subject to any required approvals of the stock exchange(s) on which the Common Shares are listed, the plan administrator may, in its discretion, provide for adjustment of the terms and conditions of outstanding awards and awards issuable under the EIP, in recognition of unusual or nonrecurring events (including any stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, or other similar corporate transaction or event) affecting the Corporation or any of its affiliates. The Board, in its discretion, may terminate, suspend or discontinue the EIP at any time with respect to any award that has not yet been granted. Unless the EIP is terminated earlier, no award may be granted under the EIP following the tenth anniversary of the date of the EIP’s adoption by the Board or approval by the Corporation’s security holders, whichever is earlier. The Board also has the right to alter or amend the EIP or any part of the EIP, and the Compensation Committee may modify outstanding awards granted under the EIP, from time to time, in each case subject to shareholder approval in certain circumstances as provided in the EIP. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights or materially increase the obligations of the participant without the consent of the participant.

The Board may make the following amendments to the EIP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EIP necessary to ensure that the EIP complies with the applicable regulatory requirements, including the rules of the TSX, U.S. federal and state securities laws, Canada Revenue Agency, and the Internal Revenue Code of 1986, as amended, in place from time to time; (ii) amendments to the provisions of the EIP respecting administration of the EIP and eligibility for participation under the EIP; (iii) amendments to the provisions of the EIP respecting the terms and conditions on which awards may be granted pursuant to the EIP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EIP that are of a “housekeeping” nature.

The Board and the plan administrator may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EIP maximum or the number of securities issuable under the EIP; (ii) amendment provisions granting additional powers to the Board or plan administrator to amend the EIP or entitlements thereunder; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

Option Plan

The Option Plan was historically intended to aid in attracting, retaining and motivating our officers, employees and directors. As described above, the Option Plan that is no longer utilized as part of the Corporation’s compensation program.

Under the Option Plan, options could be granted to a director, officer, employee or service provider of the Corporation or any related entity (being a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation). However, no options were to be granted to any optionee that is a non-employee director if such grant could result, at any time, in: (i) the aggregate number of Common Shares issuable to non-employee directors under the Option Plan, or any other security-based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant of options per non-employee director exceeding a grant value of $100,000, determined using a generally accepted valuation model.

The exercise price for any option issued under the Option Plan could not be less than the market price of the Common Shares at the time of issue. Options issued under the Option Plan were to be exercised during a period determined under the Option Plan, which could not exceed ten years. Unless otherwise determined by the Board, options vested at a rate of one-third per annum commencing 12 months after the date of grant.

In addition to the restrictions on maximum issuances set forth above for all security-based compensation arrangements, the number of Common Shares which could be issued pursuant to options granted pursuant to the Option Plan to any one person could not exceed 5% of the then aggregate issued and outstanding Common Shares. The Option Plan also provided for a ten year term limit for options pursuant to the Option Plan.

The following insider participation limits applied under the Option Plan: (a) the number of Common Shares issuable to insiders, at any time, pursuant to the Option Plan and other share compensation arrangements could not exceed 10% of the issued and outstanding Common Shares; and (b) the number of Common Shares issued to insiders, within a one-year period, pursuant to the Option Plan and other share compensation arrangements could not exceed 10% of the issued and outstanding Common Shares.

Options may be transferred to certain permitted assigns which include a spouse, a trustee acting on behalf of the optionholder or spouse, or a holding entity. If the optionholder resigns, is terminated for cause or fails to be re-elected as a director, the options terminate immediately. If the optionholder dies or ceases to be eligible under the Option Plan for any other reason, options that are entitled to be exercised may generally be exercised (subject to certain extensions at the discretion of the Board or a committee thereof) until the earlier of: (i) one year or three months, respectively, of the applicable date, or (ii) the expiry date of the option. The Option Plan also provides for the cashless exercise of options which allows for the optionholder to receive, without cash payment (other than taxes), a number of Common Shares based on a specified formula tied to the market price of the Common Shares as at the last trading day immediately prior to the cashless exercise. In the event that the expiry of an option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

In the event of a Change of Control (as defined below) with respect to the Corporation or a Sprott Group entity (which, under the Option Plan and for the purposes of this summary, means the Corporation and any subsidiary or related or affiliated business entities of the Corporation and includes any successor corporations or entities thereto), notwithstanding anything in the Option Plan to the contrary:

•	if the employment of an optionee is terminated by the Corporation or a Sprott Group entity, respectively, without cause or if the optionee resigns in circumstances constituting constructive dismissal by the Corporation or a Sprott Group entity, respectively, in each case, within six months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Sprott Group entity, respectively (such date being the “Termination Date”), all or any of the optionee’s options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested options may be exercised until 90 days (or such other period as may be determined by the Board in its sole discretion) following the Termination Date (but until the normal expiry date of the option rights of such optionee, if earlier). Upon the expiration of such period, all unexercised option rights of that optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such optionee under the Option Plan; and

•	any surviving, successor or acquiring entity will assume any outstanding options or will substitute similar awards for the outstanding options. If the surviving, successor or acquiring entity is a “private issuer” or does not have any securities listed on an established securities exchange, does not assume the outstanding options or substitute similar awards for the outstanding options, or if the Board otherwise determines in its sole discretion and subject to the rules of the TSX, the Corporation will give written notice to all optionees advising that the Option Plan will be terminated effective immediately prior to the Change of Control and all options will be deemed to be vested options, and may provide for the exercise of options and tender of Common Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of options that are not exercised within a specified period of time.

A “Change of Control” for the purposes of the Option Plan means: (has the same meaning as set out under “Employment Agreements, Termination and Change of Control Benefits” above.

Subject to the Corporation’s inability to grant additional options under the Option Plan, the Board may make the following amendments to the Option Plan, without obtaining shareholder approval: (i) amendments to the terms and conditions of the Option Plan necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; (ii) amendments to the provisions of the Option Plan respecting administration of the Option Plan and eligibility for participation under the Option Plan; (iii) amendments to the provisions of the Option Plan respecting the terms and conditions on which options may be granted pursuant to the Option Plan, including the provisions relating to the term of the option and the vesting schedule; and (iv) amendments to the Option Plan that are of a “housekeeping” nature.

Subject to the Corporation’s inability to grant additional options under the Option Plan, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the Option Plan maximum or the number of securities issuable under the Option Plan; (ii) amendment provisions granting additional powers to the Board to amend the Option Plan or entitlements; (iii) an amendment to the exercise price of options (if such shareholder approval is required by the TSX); (iv) reduction in the exercise price of options or cancellation and reissue of options or other entitlements; (v) extension to the term of options (other than as a result of an Blackout Period Extension (as such term is defined in the Option Plan)); (vi) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (vii) any amendment which would permit options granted under the Option Plan to be transferable or assignable other than to a related Permitted Assign (as such term is defined in the Option Plan) and for normal estate settlement purposes; (viii) changes to insider participation limits; and (ix) amendments to the Option Plan amendment provisions.

As a general matter, given the Corporation’s inability to grant additional Options under the Option Plan, if any Option granted under the Option Plan shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall no longer be available for the purpose of the Option Plan.

The Corporation’s annual “burn rate” for options granted under the Option Plan, calculated in accordance with the TSX Company Manual with respect to the number of issued and outstanding shares (total number of options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was Nil for fiscal years 2022, 2023 and 2024 as no options were issued during those years.

Cash-Settled RSU Plan

Under the Cash-Settled RSU Plan, restricted share units (“RSUs”), including with performance vesting features, may be granted to Eligible Persons by the Board and, in administering the RSU Plan, the Board may consider the advice or recommendation of the Compensation Committee on particular matters or with respect to particular Eligible Persons or Participants (as such terms are defined in the RSU Plan) as may be determined by the Board from time to time. Eligible Persons under the RSU Plan are individuals employed by the Corporation or its subsidiaries who are designated as an “Eligible Person”. The Board has the sole and absolute discretion to administer the RSU Plan and to exercise all powers and authorities granted to it under the RSU Plan, or that are necessary and advisable in the administration of the RSU Plan. The Board may, in its discretion, delegate such of its powers, rights and duties under the RSU Plan, in whole or in part, to the Compensation Committee or as otherwise permitted under the terms of the RSU Plan.

The Board may, in its discretion, grant RSUs that are subject to performance vesting conditions under the RSU Plan. RSUs that are subject to performance vesting conditions may be subject to a multiplier, as determined by the Board in its discretion, and vest and settle only on the achievement of specified levels of performance as measured against defined performance targets.

RSUs will vest in a period specified by the Board, which shall not be later than December 31st of the third year following the year in which the Eligible Person performed the services to which the grant related. The RSU Plan provides that the Board may make appropriate adjustments to the RSUs in the event of certain changes in the capital of the Corporation. On the vesting date, RSUs are settled via a cash payment, equal to the volume weighted average trading price of the Shares on the NYSE for the fifteen trading days preceding the relevant date (“Fair Market Value”) multiplied by the number of vested RSUs credited to the Eligible Person’s account being settled as of such date (less any applicable withholding taxes) to the Eligible Person or the Eligible Person’s legal representative, as the case may be.

Except as otherwise provided in a grant agreement relating to a grant of RSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Common Shares during the term of a grant, an Eligible Person will be granted a number of dividend equivalent RSUs in an amount equal to the aggregate amount of dividends that would have been paid on the RSUs credited to the Eligible Person’s account had they been Shares at the time of the dividend divided by the Fair Market Value at the time of the dividend.

If an Eligible Person has engaged in Misconduct (as defined in the RSU Plan), subject to the terms of any written employment agreement and the relevant grant agreement, no RSUs that have not yet vested prior to the date of such determination of Misconduct, including dividend equivalent RSUs, shall vest, and all such RSUs shall be forfeited and cancelled immediately.

On January 2, 2025, the Corporation granted 976,550 RSUs, all of which were subject to performance vesting conditions. These RSUs were granted at a price of $42.99 and will vest over a three-year period subject to the satisfaction of applicable performance vesting conditions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed herein,

a.	there is no indebtedness outstanding of any executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise; and

b.	no individual who is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such person:

c.	is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or

d.	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2024 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, and (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

SHAREHOLDER AND OTHER STAKEHOLDER ENGAGEMENT

The Corporation believes that engaging constructively with shareholders and other stakeholders is important, and the Corporation regularly and comprehensively engages with its stakeholders.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual meeting and posing questions to the board and management. We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing the Corporation’s governance policies. Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders:

Public Disclosure	The Corporation’s various public disclosures, such as its annual report, management information circular, annual information form, financial statements, news releases and other materials result in regular communication with the Corporation’s stakeholders.
Conference Calls with Investment Community	Management hosts quarterly earnings calls to review quarterly results, which are accessible to all.
Investor Meetings	The Corporation regularly participates in individual meetings with investors.
Industry Conferences	Management regularly attends industry and investor conferences to promote and answer questions about the Corporation’s business.
Contact Information	There is a dedicated email address for general inquiries and investor relations contacts and phone numbers on the Corporation’s website at www.sprott.com/contact-us.
Corporate sustainability	The Corporation’s approach to sustainability issues is outlined and regularly updated on the Corporation’s website at www.sprott.com/ investor-relations/corporate-sustainability

In addition to the above, the Board Chair of the independent directors of the Corporation can be contacted confidentially by email to chair@sprott.com or in writing by sending a sealed envelope marked as follows:

Private and Strictly Confidential

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1 Canada

Attention: Board Chair

The Chair of the Audit Committee can also be contacted confidentially in writing by sending a sealed envelope marked as follows:

Private and Strictly Confidential

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Canada Attention: Audit Committee Chair

ADDITIONAL INFORMATION

Financial information about the Corporation is provided in its 2024 Financial Statements and accompanying Annual MD&A. You may obtain a copy of such documents by contacting Sprott Investor Relations at (416) 203-2310 or toll-free at 1 (877) 403-2310 or ir@sprott.com.

All of these above mentioned documents, as well as additional information relating to the Corporation, are also available by visiting the Corporation’s website at www.sprott.com, EDGAR website at www.sec.gov, or SEDAR+ website at www.sedarplus.com.

2024 Voting Results

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of Shareholders of the Corporation held on May 8, 2024.

Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	9,033,703	91.842%	802,477	8.158%
Graham Birch	9,758,247	99.208%	77,933	0.792%
Whitney George	9,754,373	99.168%	81,807	0.832%
Barbara Connolly Keady	9,002,193	91.521%	833,987	8.479%
Judith O’Connell	9,073,517	92.246%	762,663	7.754%
Catherine Raw	9,733,301	98.954%	102,879	1.046%
Dinaz Dadyburjor	9,219,349	93.729%	616,831	6.271%

Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Corporation and authorizing the board of directors of the Corporation to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
13,901,714	98.881	157,269	1.119

BOARD APPROVAL

The contents and the distribution of this Circular have been approved by the Board, and this Circular has been sent (or made available) to each director of the Corporation, each shareholder entitled to notice of the Meeting and the auditors of the Corporation.

Dated at Toronto, Ontario as of March 18, 2025.

BY ORDER OF THE BOARD

(signed) “Ron Dewhurst”

Ron Dewhurst

Chair of the Board

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The term “Corporation” herein shall refer to Sprott Inc. and the term “Board” shall refer to the board of directors of the Corporation. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

Chair and Composition and Quorum

1.	The Board will be comprised of a minimum of one member and a maximum of ten members, the majority of which shall be “independent” within independence standards established by the Board and all applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	The Chair of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Governance, Sustainability and Nominating Committee, at the time of each annual meeting of the shareholders of the Corporation and shall hold office until the next annual meeting of shareholders or until his or her successor is appointed. The Chair of the Board will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the “CEO”)), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this.

3.	The Board has determined that the Corporation is best served by dividing the responsibilities of the Chair of the Board (“Chair”) and Chief Executive Officer of the Corporation (“CEO”). If the Board elects a Chair of the Board who is not an independent director, a lead director shall be appointed by the independent members of the Board at the time of the appointment of a Chair that is not an independent director, and shall hold office until the Chair of the Board becomes an independent director, the next annual meeting of shareholders of the Corporation or until his or her successor is appointed.

Meetings

4.	Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chair of the Board. The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation’s articles, by-laws and applicable laws. Any director of the Corporation may request the Chair of the Board to call a meeting of the Board. The Board will meet separately at the Board’s regularly scheduled meetings without any non-independent directors and members of management present. The Chair will lead such session. If the Chair is not present at such session, one of the other independent directors shall be chosen by the directors present at the session to preside as chair. Likewise, each committee of the Board will meet separately without management present at each regularly scheduled meeting of the committee.

5.	Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video- conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

Board Charter and Performance

6.	The Board shall have a written charter that sets out its mandate and responsibilities and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

7.	Authority to make minor technical amendments to this mandate is hereby delegated to the Corporation’s corporate secretary, who will report any such amendments to the Board at its next meeting.

Duties of Directors

8.	The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee, Governance, Sustainability and Nominating Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include the following:

Appointment of Management

a.	The Board has the responsibility for approving the appointment of the CEO and all other senior management, monitoring their performance and, where deemed necessary, approving their compensation, following a review of the recommendations of the Governance, Sustainability and Nominating Committee and the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation. The Board may provide advice and counsel in the execution of the CEO’s duties as appropriate.

b.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

c.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

d.	The Board will respond to recommendations received from the Governance, Sustainability and Nominating Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

e.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

f.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals and the strategy by which it proposes to reach those goals.

g.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

h.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

i.	The Board is responsible for:

i.	adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

ii.	taking action when the Corporation’s performance falls short of its goals or when other special circumstances warrant.

j.	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

k.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

l.	The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long- term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

m.	The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

n.	The Board is responsible for:

i.	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

ii.	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

o.	The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

p.	The Board is responsible for adopting and monitoring compliance with the Corporation’s Code of Business Conduct and Ethics.

Communications and Reporting

q.	The Board is responsible for approving and revising from time to time as circumstances warrant a Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

r.	The Board is responsible for:

i.	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely, regular and non-selective basis;

ii.	overseeing that the financial results are reported fairly and in accordance with international financial reporting standards and related legal disclosure requirements;

iii.	taking steps to enhance the timely, non-selective disclosure of any other developments that have a significant and material impact on the Corporation;

iv.	reporting annually to shareholders on its stewardship for the preceding year; and

v.	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

s.	The Board is responsible for:

i.	developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO, the CEO (which will include delineating management’s responsibilities). The CEO shall be expected to, among other things:

i.	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

ii.	develop and recommend to the Board a long-term strategy and vision for the Corporation that is intended to lead to creation of shareholder value;

iii.	develop and recommend to the Board annual plans and budgets that support the Corporation’s long-term strategy; and

iv.	seek to consistently strive to achieve the Corporation’s financial and operating goals and objectives;

ii.	developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

iii.	developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

t.	The Board is responsible for:

i.	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

ii.	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

u.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

i.	considering what competencies and skills the Board, as a whole, should possess;

ii.	assessing what competencies and skills each existing director possesses; and

iii.	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Governance, Sustainability and Nominating Committee.

v.	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

w.	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Authority to engage outside advisors

9.	The Board has the authority to engage outside advisors as it determines necessary to carry out its duties, including, but not limited to identifying and reviewing candidates to serve as directors or officers.

10.	The Corporation shall provide appropriate funding, as determined by the Board, for payment (a) of compensation to any advisors engaged by the Board, and (b) of ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

Last Updated: February 25, 2025